        As filed with the Securities and Exchange Commission on April 18, 2001.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA
                               SEPARATE ACCOUNT A
                        (formerly NASL Variable Account)
                           (Exact name of Registrant)

            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA (formerly North American Security Life Insurance Company)
                               (Name of Depositor)

                               500 Boylston Street
                                    Suite 400
                           Boston, Massachusetts 02116
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

           James D. Gallagher
        Vice President, Secretary
           and General Counsel                              Copy to:
The Manufacturers Life Insurance Company              J. Sumner Jones, Esq.
            of North America                          Jones & Blouch L.L.P.
            73 Tremont Street                   1025 Thomas Jefferson Street, NW
       Boston, Massachusetts 02108                    Washington, DC 20007
 (Name and Address of Agent for Service)

                             -----------------------

Title of Securities Being Registered: Variable Annuity Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

  THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT A

                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item            Caption in Prospectus
Part A              ---------------------
------

1...................Cover Page
2...................Special Terms
3...................Summary
4...................Values; Performance Data; Financial Statements
5...................General Information about Us, The Variable Account and The Trust
6...................Charges and Deductions; Withdrawal Charges; Reduction or Elimination of Withdrawal Charge;
                      Administration Fees; Reduction or Elimination of Annual Administration Fee; Mortality and
                      Expense Risk Charge; Taxes; Appendix C - Example of Calculation of Withdrawal Charge; Appendix D
                      - State Premium Taxes
7...................Accumulation Period Provisions; Our Approval; Purchase Payments; Accumulation Units; Net
                      Investment Factor; Transfers Among Investment Options; Telephone Transactions; Special Transfer
                      Services -Dollar Cost Averaging; Asset Rebalancing Program; Withdrawals; Special Withdrawal
                      Services - the Income Plan; Contract Owner Inquiries; Other Contract Provisions; Ownership;
                      Beneficiary; Modification
8...................Pay-out Period Provisions; General; Annuity Options; Determination of Amount of the First Variable
                      Annuity Payment; Annuity Units and the Determination of Subsequent Variable Annuity Payments;
                      Transfers During the Pay-out Period
9...................Accumulation Period Provisions; Death Benefit During Accumulation Period; Pay-out Period
                      Provisions; Death Benefit During Pay-out Period
10..................Accumulation Period Provisions; Purchase Payments; Accumulation Units; Value of Accumulation
                      Units; Net Investment Factor; Distribution of Contracts
11..................Withdrawals; Restrictions under the Texas Optional Retirement Program; Accumulation Period
                      Provisions; Purchase Payments; Other Contract Provisions; Ten Day Right to Review
12..................Federal Tax Matters; Introduction; Our Tax Status; Taxation of Annuities in General; Qualified
                      Retirement Plans
13..................Legal Proceedings
14..................Statement of Additional Information - Table of Contents


N-4 Item            Caption in Statement of
Part B              Additional Information
------              ----------------------

15..................Cover Page
16..................Table of Contents
17..................General History and Information.
18..................Services- Independent Auditors; Services-Servicing Agent
19..................Not Applicable
20..................Principal Underwriter
21..................Performance Data
22..................Not Applicable
23..................Audited Financial Statements

                                     PART A



                      INFORMATION REQUIRED IN A PROSPECTUS

     ANNUITY SERVICE OFFICE                            MAILING ADDRESS
 500 Boylston Street, Suite 400                     Post Office Box 9230
Boston, Massachusetts 02116-3739              Boston, Massachusetts 02205-9230
(617) 663-3000 or (800) 344-1029


                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                       OF NORTH AMERICA SEPARATE ACCOUNT A
                                       OF
            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA

                       FLEXIBLE PURCHASE PAYMENT DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING

     This Prospectus describes an annuity contract issued by The Manufacturers Life Insurance Company of North America ("WE" or "US"). The contract is a flexible purchase payment, deferred, combination fixed and variable annuity contract, including both an individual contract and a participating interest in a group contract. Participation in a group contract will be separately accounted for by the issuance of a certificate evidencing your interest under the contract. An individual contract will usually be issued only where a group contract may not be used. The certificate and individual annuity contract are hereafter referred to as the "CONTRACT." Contract values and annuity benefit payments are based upon sixty investment options. Fifty-nine options are variable and one is a fixed account option.

     - Contract values (other than those allocated to the fixed account) and variable annuity benefit payments will vary according to the investment performance of the sub-accounts of one of our separate accounts, The Manufacturers Life Insurance Company of North America Separate Account A (the "VARIABLE ACCOUNT"). Contract values may be allocated to, and transferred among, one or more of those sub-accounts.

     - Each sub-account's assets are invested in a corresponding portfolio of a mutual fund, Manufacturers Investment Trust (the "TRUST"). We will provide the contract owner ("YOU") with the prospectus for the Trust with this Prospectus.

     - SHARES OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

     - Except as specifically noted here and under the caption "FIXED ACCOUNT INVESTMENT OPTION" below, this Prospectus describes only the variable portion of the contract.

     -    Special terms are defined in a glossary in Appendix A.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING.

THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ADDITIONAL INFORMATION about the contract and the Variable Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the SEC and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing us at the address on the front cover or by telephoning (800) 344-1029.

- The SEC maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information and other information about us, the contracts and the Variable Account.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

     General Information and History..........................................
     Performance Data.........................................................
     Services
          Independent Auditors................................................
          Servicing Agent.....................................................
          Principal Underwriter...............................................
     Audited Financial Statements.............................................



                The date of this Prospectus is August ____, 2001.

                     TABLE OF CONTENTS

SUMMARY...................................................    2
GENERAL INFORMATION ABOUT US, THE
VARIABLE ACCOUNT AND THE TRUST............................   10
     The Manufacturers Life Insurance Company of North
     America..............................................   10
     The Variable Account ................................   11
     The Trust............................................   11
DESCRIPTION OF THE CONTRACT ..............................   18
   ELIGIBLE GROUPS........................................   18
   ACCUMULATION PERIOD PROVISIONS.........................   18
     Purchase Payments ...................................   18
     Accumulation Units ..................................   19
     Value of Accumulation Units .........................   19
     Net Investment Factor ...............................   19
     Transfers Among Investment Options ..................   20
     Maximum Number of Investment Options.................   20
     Telephone Transactions ..............................   20
     Special Transfer Services - Dollar Cost Averaging....   20
     Asset Rebalancing Program............................   21
     Withdrawals..........................................   21
     Special Withdrawal Services - The Income Plan .......   22
     Death Benefit During Accumulation Period.............   22
     Optional Annual Step Death Benefit Rider.............   23
     Optional Enhanced Death Benefit Rider................   23
     Payment of Death Benefit.............................   24
     PAY-OUT PERIOD PROVISIONS ...........................   25
     General .............................................   25
     Annuity Options .....................................   25
     Determination of Amount of the First Variable
     Annuity Payment......................................   26
     Annuity Units and the Determination of
       Subsequent Variable Annuity Payments ..............   27
     Transfers During Pay-out Period .....................   27
     Death Benefit During Pay-out Period..................   27
       Optional Annual Step Death Benefit Rider...........
   OTHER CONTRACT PROVISIONS .............................   27
     Ten Day Right to Review .............................   27
     Ownership ...........................................   28
     Annuitant ...........................................   28
     Beneficiary .........................................   29
     Modification ........................................   29
     Our Approval ........................................   29
     Discontinuance of New Owners ........................   29
     Misstatement and Proof of Age, Sex or Survival.......   29
   FIXED ACCOUNT INVESTMENT OPTION........................   30
   Optional Guaranteed Retirement Income Program..........   31
CHARGES AND DEDUCTIONS ...................................   34
     Withdrawal Charges ..................................   34
     Reduction or Elimination of Withdrawal Charge .......   35
     Administration Fee...................................   35
        Distribution Fee..................................   35
     Mortality and Expense Risks Charge ..................   36
     Taxes ...............................................   36
     Expenses of Distributing Contracts...................   36
FEDERAL TAX MATTERS ......................................   37
   INTRODUCTION ..........................................   37
   OUR TAX STATUS ........................................   37
   TAXATION OF ANNUITIES IN GENERAL ......................   37
     Tax Deferral During Accumulation Period .............   37
     Taxation of Partial and Full Withdrawals ............   39
     Taxation of Annuity Benefit Payments ................   39
     Taxation of Death Benefit Proceeds ..................   40
     Penalty Tax on Premature Distributions ..............   40
     Aggregation of Contracts ............................   41
   QUALIFIED RETIREMENT PLANS ............................   41
     Direct Rollovers ....................................   42
     Loans................................................   42
FEDERAL INCOME TAX WITHHOLDING............................   43
GENERAL MATTERS...........................................   43
     Performance Data.....................................   43
     Asset Allocation and Timing Services.................   44
     Restrictions Under the Texas Optional
       Retirement Program.................................   44
     Distribution of Contracts ...........................   44
     Contract Owner Inquiries.............................   44
     Confirmation Statements..............................   44
     Legal Proceedings ...................................   45
     Voting Interest......................................   45
     Reinsurance Arrangements.............................   45
APPENDIX A: SPECIAL TERMS.................................  A-1
APPENDIX B: EXAMPLES OF CALCULATION OF
     WITHDRAWAL CHARGE....................................  B-1
APPENDIX C: STATE PREMIUM TAXES...........................  C-1
APPENDIX D: QUALIFIED PLAN TYPES..........................  D-1
APPENDIX E: PENNSYLVANIA MATURITY AGE.....................  E-1

                                     SUMMARY

OVERVIEW OF THE CONTRACT. The contract offered by this Prospectus is a flexible purchase payment deferred combination fixed and variable annuity contract. The contract provides for the accumulation of contract values and the payment of annuity benefits on a variable and/or fixed basis. The Prospectus describes both participating interests in group deferred annuity contracts and individual deferred annuity contracts.

Under the contract, you make one or more payments to us for a period of time (the "ACCUMULATION PERIOD") and then later, beginning on the "MATURITY DATE" we make one or more annuity benefit payments to you (the "PAY-OUT period"). Contract values during the accumulation period and the amounts of annuity benefit payments during the pay-out period may either be variable or fixed, depending upon the investment option(s) you select. You may use the contract to fund either a non-qualified or tax-qualified retirement plan.

When you purchase a variable annuity for any tax-qualified retirement plan, the variable annuity does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a variable annuity for a tax-qualified plan only on the basis of other benefits offered by the variable annuity. These benefits may include lifetime income payments, family protection through the death benefit, and guaranteed fees.

PURCHASE PAYMENT LIMITS. The minimum initial purchase payment is $10,000. Purchase payments normally may be made at any time. If a purchase payment would cause your contract value to exceed $1,000,000, or your contract value already exceeds $1,000,000, however, you must obtain our approval in order to make the payment.

INVESTMENT OPTIONS. Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including the fixed account investment option). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments. Currently, fifty-nine Variable Account investment options and one fixed account investment option are available under the contract. Each of the fifty-nine Variable Account investment options is a sub-account of the Variable Account that invests in a corresponding portfolio of the Trust. A full description of each portfolio of the Trust is in the accompanying Prospectus of the Trust. Your contract value during the accumulation period and the amounts of annuity benefit payments will depend upon the investment performance of the portfolio underlying each sub-account of the Variable Account you select and/or upon the interest we credit on any allocation to the fixed account option. Subject to certain regulatory limitations, we may elect to add, subtract or substitute investment options.

Allocating assets only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your contract will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your financial adviser.

TRANSFERS. During the accumulation period, you may transfer your contract values among the Variable Account investment options and from the Variable Account investment options to the fixed account investment option without charge. In addition, you may transfer contract values from the fixed account investment option to the Variable Account investment options at the end of the one year guarantee period. During the pay-out period, you may transfer your allocations among the Variable Account investment options, but transfers from Variable Account options to the fixed account option or from the fixed account option to Variable Account options are not permitted.

WITHDRAWALS. During the accumulation period, you may withdraw all or a portion of your contract value. The amount you withdraw from any investment account must be at least $300 or, if less, your entire balance in that investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce your contract value to less than $300, we will treat your withdrawal request as a request to withdraw all of your contract value. A withdrawal charge and an administration fee may apply to your withdrawal.

A withdrawal may be subject to income tax and a 10% IRS penalty tax. A systematic withdrawal plan service is available under the contract.

CONFIRMATION STATEMENTS. We will send you confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuity Service Office (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

DEATH BENEFITS. We will pay the death benefit described herein to your BENEFICIARY if you die during the accumulation period. If a contract is owned by more than one person, then the surviving contract owner will be deemed the beneficiary of the deceased contract owner. No death benefit is payable on the death of any ANNUITANT (a natural person or persons to whom ANNUITY BENEFIT PAYMENTS are made and whose life is used to determine the duration of annuity benefit payments involving life contingencies), except that if any contract owner is not a natural person, the death of any annuitant will be treated as the death of an owner. The amount of the death benefit will be calculated as of the date on which our Annuity Service Office receives written notice and proof of death and all required claim forms. The amount of the death benefit will be the greater of: (a) the contract value, or (b) the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

OPTIONAL ANNUAL STEP DEATH BENEFIT. You may elect the Optional Annual Step Death Benefit rider at the time the contract is issued and if the rider is available for sale in the state where the contract is sold. An additional fee of ___% is imposed for this death benefit. Election of the Optional Annual Step Death Benefit rider is irrevocable. The amount of the death benefit for the Optional Annual Step Death Benefit is the greater of:

          a)   the death benefit described above; or
          b)   the Annual Step Death Benefit.

     The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest owner's 81st birthday. The Anniversary Value is equal to the contract value on the last day of the contract year, plus subsequent purchase payments, less amounts deducted in connection with partial withdrawals since the last day of the contract year. If the oldest owner is age 80 or older on the effective date of the Optional Annual Step Death Benefit, the Annual Step Death Benefit is zero. THEREFORE, IF THE OLDEST OWNER OF A CONTRACT IS AGE 80 OR OLDER, THE OPTIONAL ANNUAL STEP DEATH BENEFIT SHOULD NOT BE ELECTED.

THE ADDITION OF THE OPTIONAL ANNUAL STEP DEATH BENEFIT RIDER TO A CONTRACT MAY NOT ALWAYS BE IN THE INTEREST OF A CONTRACT OWNER SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.

OPTIONAL GUARANTEED EARNINGS MULTIPLIER. You may elect the Guaranteed Earnings Multiplier Rider ("GEM Rider") at the time the contract is issued and if the rider is available for sale in the state where the contract is sold. Election of the GEM Rider is irrevocable. With this benefit, on the death of the contract owner prior to the maturity date, we will pay the death benefit otherwise payable under the contract plus the GEM Rider enhanced death benefit. We impose an annual fee for the GEM Rider of ___%.

Subject to the maximum amount described below, the GEM Rider provides an additional death benefit equal to 40% of the appreciation in the contract value (as defined below) upon the death of the contract owner for contract owner issue ages up to and including age 69 and 25% for contract owner issue ages 70 and older. The appreciation in the contract value is defined as the contract value less the sum of all purchase payments, reduced proportionally by any amount deducted in connection with partial withdrawals.

THE ADDITION OF THE GEM RIDER TO A CONTRACT MAY NOT ALWAYS BE IN THE INTEREST OF A CONTRACT OWNER SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.

If there are any unpaid loans (including unpaid interest) under the contract, the death benefit equals the death benefit calculated according to the applicable formula, minus the amount of the unpaid loans.

OPTIONAL GUARANTEED RETIREMENT INCOME PROGRAM. You may elect the Optional Guaranteed Retirement Income Program ("GRIP II") rider at the time the contract is issued and if the rider is available for sale in the state where the contract is sold. An additional fee of ___% is imposed for this benefit. Election of the GRIP II rider is irrevocable.

GRIP II guarantees a minimum lifetime fixed income benefit in the form of fixed monthly annuity payments. The amount of these payments is determined by applying the Income Base to the annuity purchase rates set forth in the GRIP II rider. As described below, the Income Base is calculated as the greater of purchase payments accumulated at a fixed interest rate or the greatest anniversary value, reduced proportionately for partial withdrawals. Because the annuity options provided for in the contract are based on the contract value at the time of annuitization, the amount of the monthly payments under such options may exceed the monthly payments provided by the GRIP II rider. If GRIP II is exercised and the monthly annuity payment available under the contract is greater than the monthly annuity payment provided by the GRIP II rider, we will pay the monthly annuity payment available under the contract. For the optional GRIP II rider, we impose an annual GRIP II rider fee of ____% of the Income Base. The fee is deducted from the contract value on each contract anniversary.

ANNUITY BENEFIT PAYMENTS. We offer a variety of fixed and variable annuity payment options. Periodic annuity benefit payments will begin on the "maturity date" (the first day of the pay-out period). You select the maturity date, the frequency of payment and the type of annuity benefit payment option. Annuity benefit payments are made to the annuitant.

If the annuitant dies during the pay-out period and the annuity payment method selected called for payments for a guaranteed period, we will make the remaining guaranteed payments to the beneficiary.

TEN DAY REVIEW. You may cancel your contract by returning it to us within 10 days of receiving it.

MODIFICATION. In the case of a group annuity contract, we may not modify the contract or any certificate without the consent of the group holder or the owner, as applicable, except to make it conform to any law or regulation or ruling issued by a governmental agency. However, on 60 days' notice to the group holder, we may change the withdrawal charges, administration fee, mortality and expense risks charges, free withdrawal percentage and the annuity purchase rates as to any certificates issued after the effective date of the modification.

DISCONTINUANCE OF NEW OWNERS. In the case of a group annuity contract, on thirty days' notice to the group holder, we may limit or discontinue acceptance of new applications and the issuance of new certificates.

TAXATION. Generally all earnings on the underlying investments are tax-deferred until withdrawn or until annuity benefit payments begin. Normally, a portion of each annuity benefit payment is taxable as ordinary income. Partial and total withdrawals generally are taxable as ordinary income to the extent contract value prior to the withdrawal exceeds the purchase payments you have made, minus any prior withdrawals that were not taxable. A 10% penalty tax may apply to withdrawals prior to age 59 1/2.

CHARGES AND DEDUCTIONS. The following table and Example are designed to assist you in understanding the various costs and expenses related to the contract. The table reflects expenses of the Variable Account and the underlying portfolios. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts. The items listed under "Separate Account Annual Expenses" are more completely described in this Prospectus under "Charges and Deductions." The items listed under "Trust Annual Expenses" are described in detail in the accompanying Prospectus of the Trust.

Deferred sales load (as percentage of purchase payments):

          NUMBER OF COMPLETE YEARS                  WITHDRAWAL CHARGE
        PURCHASE PAYMENT IN CONTRACT                   PERCENTAGE
                      0                                    __%
                      1                                    __%
                      2                                    __%
                      3+                                   __%


ANNUAL CONTRACT FEE.....................................................   None

SEPARATE ACCOUNT ANNUAL EXPENSES
   (as a percentage of average account value)
Mortality and expense risks fee.........................................   ____%
Administration fee - asset based........................................   ____%
Distribution fee........................................................   ____%

TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
(WITHOUT OPTIONAL RIDERS)...............................................   ____%

Optional Annual Step Death Benefit Rider fee............................   ____%
GEM Rider fee...........................................................   ____%

TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
(WITH ALL AVAILABLE OPTIONAL DEATH BENEFITS REFLECTED)..................   ____%

Grip II Rider Fee.......................................................   ____%
(as a percentage of Income Base)

-------------

* The annual GRIP II Rider fee is ____% multiplied by the Income Base. The Grip II Rider Fee is deducted from the account value.


TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)

                                                               OTHER EXPENSES
                                         MANAGEMENT            (AFTER EXPENSE            TOTAL TRUST
TRUST PORTFOLIO                             FEES               REIMBURSEMENT)          ANNUAL EXPENSES
                                                                                        (AFTER EXPENSE
                                                                                        REIMBURSEMENT)
-------------------------------- ---------------------------- ----------------------- ---------------------
Internet Technologies...............       1.150%                0.130%                     1.280%(E)
Pacific Rim Emerging Markets........       0.850%                0.180%                     1.030%
Telecommunications..................       1.100%                0.130%                     1.230%(A)
Science & Technology................       1.100%(f)             0.040%                     1.140%
International Small Cap.............       1.100%                0.440%                     1.540%
Health Sciences.....................       1.100%(f)             0.130%                     1.230%(A)
Aggressive Growth...................       1.000%                0.070%                     1.070%
Emerging Small Company..............       1.050%                0.050%                     1.100%
Small Company Blend.................       1.050%                0.140%                     1.190%
Dynamic Growth......................       1.000%                0.070%                     1.070%(E)
Mid Cap Growth......................       1.000%                0.280%                     1.280%(A)
Mid Cap Opportunities...............       1.000%                0.230%                     1.230%(A)
Mid Cap Stock.......................       0.925%                0.075%                     1.000%
All Cap Growth......................       0.950%                0.050%                     1.000%
Financial Services..................       0.950%                0.090%                     1.040%(A)
Overseas............................       0.950%                0.200%                     1.150%
International Stock.................       1.050%(f)             0.180%                     1.230%
International Value.................       1.000%                0.180%                     1.180%
Capital Appreciation................       0.900%                0.500%(H)                  1.400%(H)
Strategic Opportunities I...........       0.850%                0.050%                     0.900%
Quantitative Mid Cap................       0.800%                0.070%                     0.870%(A)
Global Equity.......................       0.900%                0.120%                     1.020%
Strategic Growth....................       0.900%                0.120%                     1.020%(A)
Growth..............................       0.850%                0.050%                     0.900%
Large Cap Growth....................       0.875%                0.065%                     0.940%
All Cap Value.......................       0.950%                0.140%                     1.090%(A)
Capital Opportunities...............       0.900%                0.160%                     1.060%(A)
Quantitative Equity.................       0.700%                0.050%                     0.750%
Blue Chip Growth....................       0.875%(f)             0.035%                     0.910%
Utilities...........................       0.900%                0.270%                     1.170%(A)

Real Estate Securities..............       0.800%(A)             0.060%                     0.860%
Small Company Value.................       1.050%(f)             0.190%                     1.240%
Mid Cap Value.......................       0.950%                0.160%                     1.110%(A)
Value...............................       0.800%                0.060%                     0.860%
Tactical Allocation.................       0.900%                0.430%                     1.330%(E)
Fundamental Value...................       0.950%                0.130%                     1.080%(A)
Growth & Income.....................       0.750%                0.040%                     0.790%
U.S. Large Cap Value................       0.875%                0.055%                     0.930%
Equity-Income.......................       0.875%(f)             0.035%                     0.910%
Income & Value......................       0.800%                0.060%                     0.860%
Balanced............................       0.704%(A)             0.060%                     0.764%
High Yield..........................       0.775%                0.065%                     0.840%
Strategic Bond......................       0.775%                0.095%                     0.870%
Global Bond.........................       0.800%                0.200%                     1.000%
Total Return........................       0.775%                0.065%                     0.840%
Investment Quality Bond.............       0.650%                0.080%                     0.730%
Diversified Bond....................       0.750%                0.060%                     0.810%
U.S. Government Securities..........       0.650%                0.070%                     0.720%
Money Market........................       0.500%                0.040%                     0.540%
Small Cap Index.....................       0.525%                0.075%(G)                  0.600%(E)
International Index.................       0.550%                0.050%(G)                  0.600%(E)
Mid Cap Index.......................       0.525%                0.075%(G)                  0.600%(E)
Total Stock Market Index............       0.525%                0.075%(G)                  0.600%(E)
500 Index...........................       0.525%                0.025%(G)                  0.550%(E)
Lifestyle Aggressive 1000D..........       0.070%                1.050%(B)                  1.120%(C)
Lifestyle Growth 820D...............       0.055%                0.980%(B)                  1.035%(C)
Lifestyle Balanced 640D.............       0.055%                0.890%(B)                  0.945%(C)
Lifestyle Moderate 460D.............       0.064%                0.820%(B)                  0.884%(C)
Lifestyle Conservative 280D.........       0.075%                0.780%(B)                  0.855%(C)

-----------------
(A)  Based on estimates to be made during the current fiscal year.
(B)  Reflects expenses of the Underlying Portfolios.
(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios) as follows:

     If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:

                                      MANAGEMENT OTHER       TOTAL TRUST
     TRUST PORTFOLIO                        FEES               EXPENSES          ANNUAL EXPENSES
     -------------------------------------------------------------------------------------------
     Lifestyle Aggressive 1000......       0.070%                1.075%                1.145%
     Lifestyle Growth 820...........       0.055%                0.990%                1.045%
     Lifestyle Balanced 640.........       0.055%                0.900%                0.955%
     Lifestyle Moderate 460.........       0.064%                0.845%                0.909%
     Lifestyle Conservative 280.....       0.075%                0.812%                0.887%

(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote ( C ) above.
(E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.
(F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust and the Equity-Income Trust. The fee reduction is based on the combined asset level of all five portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

          COMBINED ASSET LEVELS                              FEE REDUCTION
                                                    (AS A PERCENTAGE OF THE ADVISORY FEE)

          First $750 million                                   0.0%
          Between $750 million and $1.5 billion                2.5%
          Between $1.5 billion and $3.0 billion                3.75%
          Over $3.0 billion                                    5.0%

     The fee reductions are applied to the advisory fees of each of the five portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of April ___, 2001, the combined asset level for all four portfolios was approximately $____ billion resulting in a fee reduction of ___%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.
(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.
(H) Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.
(I)  Formerly, Mid Cap Blend.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming the maximum separate account annual expenses of ____% (including the optional annual step death benefit fee, the optional GEM Rider fee and the optional GRIP II rider fee) and a 5% annual return on assets, if you surrendered the contract at the end of the applicable time period:

------------------------------------------------------------------------------------------------------------
TRUST PORTFOLIO                                  1 YEAR          3 YEAR          5 YEAR         10 YEAR
------------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets
------------------------------------------------------------------------------------------------------------
Internet Technologies
------------------------------------------------------------------------------------------------------------
Telecommunications
------------------------------------------------------------------------------------------------------------
Science & Technology
------------------------------------------------------------------------------------------------------------
International Small Cap
------------------------------------------------------------------------------------------------------------
Health Sciences
------------------------------------------------------------------------------------------------------------
Aggressive Growth
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
TRUST PORTFOLIO                                  1 YEAR          3 YEAR          5 YEAR         10 YEAR
------------------------------------------------------------------------------------------------------------
Emerging Small Company
------------------------------------------------------------------------------------------------------------
Small Company Blend
------------------------------------------------------------------------------------------------------------
Dynamic Growth
------------------------------------------------------------------------------------------------------------
Mid Cap Growth
------------------------------------------------------------------------------------------------------------
Mid Cap Opportunities
------------------------------------------------------------------------------------------------------------
Mid Cap Stock
------------------------------------------------------------------------------------------------------------
All Cap Growth (A)
------------------------------------------------------------------------------------------------------------
Financial Services
------------------------------------------------------------------------------------------------------------
Overseas
------------------------------------------------------------------------------------------------------------
International Stock
------------------------------------------------------------------------------------------------------------
International Value
------------------------------------------------------------------------------------------------------------
All Cap Value
------------------------------------------------------------------------------------------------------------
Capital Appreciation
------------------------------------------------------------------------------------------------------------
Strategic Opportunities (B)
------------------------------------------------------------------------------------------------------------
Quantitative Mid Cap
------------------------------------------------------------------------------------------------------------
Small Company Value
------------------------------------------------------------------------------------------------------------
Global Equity
------------------------------------------------------------------------------------------------------------
Strategic Growth
------------------------------------------------------------------------------------------------------------
Growth
------------------------------------------------------------------------------------------------------------
Large Cap Growth
------------------------------------------------------------------------------------------------------------
Capital Opportunities
------------------------------------------------------------------------------------------------------------
Quantitative Equity
------------------------------------------------------------------------------------------------------------
Blue Chip Growth
------------------------------------------------------------------------------------------------------------
Utilities
------------------------------------------------------------------------------------------------------------
Real Estate Securities
------------------------------------------------------------------------------------------------------------
Mid Cap Value
------------------------------------------------------------------------------------------------------------
Value
------------------------------------------------------------------------------------------------------------
Tactical Allocation
------------------------------------------------------------------------------------------------------------
Fundamental Value
------------------------------------------------------------------------------------------------------------
Growth & Income
------------------------------------------------------------------------------------------------------------
U.S. Large Cap Value
------------------------------------------------------------------------------------------------------------
Equity Income
------------------------------------------------------------------------------------------------------------
Income & Value
------------------------------------------------------------------------------------------------------------
Balanced
------------------------------------------------------------------------------------------------------------
High Yield
------------------------------------------------------------------------------------------------------------
Strategic Bond
------------------------------------------------------------------------------------------------------------
Global Bond
------------------------------------------------------------------------------------------------------------
Total Return
------------------------------------------------------------------------------------------------------------
Investment Quality Bond
------------------------------------------------------------------------------------------------------------
Diversified Bond
------------------------------------------------------------------------------------------------------------
U.S. Government Securities
------------------------------------------------------------------------------------------------------------
Money Market
------------------------------------------------------------------------------------------------------------
Small Cap Index
------------------------------------------------------------------------------------------------------------
International Index
------------------------------------------------------------------------------------------------------------
Mid Cap Index
------------------------------------------------------------------------------------------------------------
Total Stock Market Index
------------------------------------------------------------------------------------------------------------
500 Index
------------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000
------------------------------------------------------------------------------------------------------------
Lifestyle Growth 820
------------------------------------------------------------------------------------------------------------
Lifestyle Balanced 640
------------------------------------------------------------------------------------------------------------
Lifestyle Moderate 460
------------------------------------------------------------------------------------------------------------
Lifestyle Conservative 280
------------------------------------------------------------------------------------------------------------

(A)  Formerly, the Mid Cap Growth Trust
(B)  Formerly, the Mid Cap Blend Trust

You would pay the following expenses on a $1,000 investment, assuming the maximum separate account annual expenses of ____% (including the optional annual step death benefit fee, the Gem Rider fee and the optional GRIP II rider fee) and a 5% annual return on assets, if you annuitized as provided in the contract or did not surrender the contract at the end of the applicable time period:

------------------------------------------------------------------------------------------------------------
TRUST PORTFOLIO                                   1 YEAR          3 YEAR          5 YEAR         10 YEAR
------------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets
------------------------------------------------------------------------------------------------------------
Internet Technologies
------------------------------------------------------------------------------------------------------------
Telecommunications
------------------------------------------------------------------------------------------------------------
Science & Technology
------------------------------------------------------------------------------------------------------------
International Small Cap
------------------------------------------------------------------------------------------------------------
Health Sciences
------------------------------------------------------------------------------------------------------------
Aggressive Growth
------------------------------------------------------------------------------------------------------------
Emerging Small Company
------------------------------------------------------------------------------------------------------------
Small Company Blend
------------------------------------------------------------------------------------------------------------
Dynamic Growth
------------------------------------------------------------------------------------------------------------
Mid Cap Growth
------------------------------------------------------------------------------------------------------------
Mid Cap Opportunities
------------------------------------------------------------------------------------------------------------
Mid Cap Stock
------------------------------------------------------------------------------------------------------------
All Cap Growth (A)
------------------------------------------------------------------------------------------------------------
Financial Services
------------------------------------------------------------------------------------------------------------
Overseas
------------------------------------------------------------------------------------------------------------
International Stock
------------------------------------------------------------------------------------------------------------
International Value
------------------------------------------------------------------------------------------------------------
All Cap Value
------------------------------------------------------------------------------------------------------------
Capital Appreciation
------------------------------------------------------------------------------------------------------------
Strategic Opportunities (B)
------------------------------------------------------------------------------------------------------------
Quantitative Mid Cap
------------------------------------------------------------------------------------------------------------
Small Company Value
------------------------------------------------------------------------------------------------------------
Global Equity
------------------------------------------------------------------------------------------------------------
Strategic Growth
------------------------------------------------------------------------------------------------------------
Growth
------------------------------------------------------------------------------------------------------------
Large Cap Growth
------------------------------------------------------------------------------------------------------------
Capital Opportunities
------------------------------------------------------------------------------------------------------------
Quantitative Equity
------------------------------------------------------------------------------------------------------------
Blue Chip Growth
------------------------------------------------------------------------------------------------------------
Utilities
------------------------------------------------------------------------------------------------------------
Real Estate Securities
------------------------------------------------------------------------------------------------------------
Mid Cap Value
------------------------------------------------------------------------------------------------------------
Value
------------------------------------------------------------------------------------------------------------
Tactical Allocation
------------------------------------------------------------------------------------------------------------
Fundamental Value
------------------------------------------------------------------------------------------------------------
Growth & Income
------------------------------------------------------------------------------------------------------------
U.S. Large Cap Value
------------------------------------------------------------------------------------------------------------
Equity Income
------------------------------------------------------------------------------------------------------------
Income & Value
------------------------------------------------------------------------------------------------------------
Balanced
------------------------------------------------------------------------------------------------------------
High Yield
------------------------------------------------------------------------------------------------------------
Strategic Bond
------------------------------------------------------------------------------------------------------------
Global Bond
------------------------------------------------------------------------------------------------------------
Total Return
------------------------------------------------------------------------------------------------------------
Investment Quality Bond
------------------------------------------------------------------------------------------------------------
Diversified Bond
------------------------------------------------------------------------------------------------------------
U.S. Government Securities
------------------------------------------------------------------------------------------------------------
Money Market
------------------------------------------------------------------------------------------------------------
Small Cap Index
------------------------------------------------------------------------------------------------------------
International Index
------------------------------------------------------------------------------------------------------------
Mid Cap Index
------------------------------------------------------------------------------------------------------------
Total Stock Market Index
------------------------------------------------------------------------------------------------------------
500 Index
------------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
TRUST PORTFOLIO                                   1 YEAR          3 YEAR          5 YEAR         10 YEAR
------------------------------------------------------------------------------------------------------------
Lifestyle Growth 820
------------------------------------------------------------------------------------------------------------
Lifestyle Balanced 640
------------------------------------------------------------------------------------------------------------
Lifestyle Moderate 460
------------------------------------------------------------------------------------------------------------
Lifestyle Conservative 280
------------------------------------------------------------------------------------------------------------

(A)  Formerly, the Mid Cap Growth Trust
(B)  Formerly, the Mid Cap Blend Trust

     For purposes of presenting the foregoing Examples, we have made certain assumptions. We have assumed that, where applicable, the maximum sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" will remain the same (including any voluntary expense reimbursement continuing in effect). Those assumptions, (each of which is mandated by the SEC in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts) do not take into account certain features of the contract and prospective changes in the size of the portfolios which may operate to change the expenses borne by contract owners. CONSEQUENTLY, THE AMOUNTS LISTED IN THE EXAMPLES ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES BORNE BY CONTRACT OWNERS MAY BE GREATER OR LESSER THAN THOSE SHOWN.

LOCATION OF FINANCIAL STATEMENTS OF REGISTRANT AND DEPOSITOR

     Our financial statements and those of the Variable Account may be found in the Statement of Additional Information.

GENERAL INFORMATION ABOUT US, THE VARIABLE ACCOUNT AND THE TRUST

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA

================================================================================
We are an indirect subsidiary of MFC.
================================================================================

     We are a stock life insurance company organized under the laws of Delaware in 1979. Our principal office is located at 500 Boylston Street, Suite 400, Boston, Massachusetts 02116-3739. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as MANULIFE Financial.

     The Manufacturers Life Insurance Company of North America's financial ratings are as follows:

          A++ A.M. Best
          Superior in financial strength; 1st category of 15

          AAA Duff & Phelps
          Highest in claims paying ability; 1st category of 18

          AA+ Standard & Poor's
          Very strong in financial strength; 2nd category of 21

          Aa2 Moody's
          Excellent in financial strength; 3rd category of 21

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of The Manufacturers Life Insurance Company of North America's ability to honor the death benefit, fixed account guarantees and life annuitization guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE VARIABLE ACCOUNT

================================================================================
The Variable Account is one of our separate accounts that invests the contract values you allocate to it in the Trust portfolio(s) you select.
================================================================================

     We established the Variable Account on August 24, 1984. The income, gains and losses, whether or not realized, from assets of the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses. Nevertheless, all obligations arising under the contracts are our general corporate obligations. Assets of the Variable Account may not be charged with liabilities arising out of any of our other business.

     The Variable Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account. If we determine that it would be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

     The Variable Account currently has fifty-nine sub-accounts. We reserve the right, subject to compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account that we, or an affiliated company, may establish. We will not eliminate existing sub-accounts or combine sub-accounts without the prior approval of the appropriate state or federal regulatory authorities.

================================================================================
The Trust is a mutual fund in which the Variable Account invests.
================================================================================

THE TRUST

     The assets of each sub-account of the Variable Account are invested in shares of a corresponding investment portfolio of the Trust. A description of each Trust portfolio is set forth below. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the Global Bond Trust and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS").

The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

         SUBADVISER                                               PORTFOLIO

         A I M Capital Management, Inc.                           All Cap Growth Trust
                                                                  Aggressive Growth Trust

         Capital Guardian Trust Company                           Small Company Blend Trust
                                                                  U.S. Large Cap Value Trust
                                                                  Income & Value Trust
                                                                  Diversified Bond Trust

         Cohen & Steers Capital Management, Inc.                  Real Estate Securities Trust

         Davis Select Advisers, L.P.                              Financial Services Trust
                                                                  Fundamental Value Trust

         The Dreyfus Corporation                                  All Cap Value Trust

         Fidelity Management & Research Company                   Strategic Opportunities Trust (A)
                                                                  Large Cap Growth Trust
                                                                  Overseas Trust

         Founders Asset Management LLC                            International Small Cap Trust
                                                                  Balanced Trust(C)

         Franklin Advisers, Inc.                                  Emerging Small Company Trust

         INVESCO Funds Group, Inc.                                Telecommunications Trust
                                                                  Mid Cap Growth Trust

         Janus Capital Corporation                                Dynamic Growth Trust

         Jennison Associates LLC                                  Capital Appreciation Trust

         Lord, Abbett & Co.                                       Mid Cap Value Trust

         Manufacturers Adviser Corporation                        Pacific Rim Emerging Markets Trust
                                                                  Quantitative Equity Trust
                                                                  Quantitative Mid Cap Trust
                                                                  Money Market Trust
                                                                  Index Trusts
                                                                  Lifestyle Trusts(B)
                                                                  Balanced Trust(C)

         Massachusetts Financial Services Company                 Strategic Growth Trust
                                                                  Capital Opportunities Trust
                                                                  Utilities Trust

         Miller Anderson & Sherrerd, LLP                          Value Trust
                                                                  High Yield Trust

         Brinson Advisors, Inc.                                   Tactical Allocation Trust
         (formerly, Mitchell Hutchins Asset Management Inc.)

         Munder Capital Management                                Internet Technologies Trust

         Pacific Investment Management Company                    Global Bond Trust
         Total Return Trust

         Putnam Investment Management, L.L.C.                     Mid Cap Opportunities Trust
                                                                  Global Equity Trust

         Salomon Brothers Asset Management Inc                    U.S. Government Securities Trust
         Strategic Bond Trust

         SSgA Funds Management, Inc.                              Growth Trust
                                                                  Lifestyle Trusts(B)

         T. Rowe Price Associates, Inc.                           Science & Technology Trust
                                                                  Small Company Value Trust
                                                                  Health Sciences Trust
                                                                  Blue Chip Growth Trust
                                                                  Equity-Income Trust

         T. Rowe Price International, Inc.                        International Stock Trust

         Templeton Investment Counsel, Inc.                       International Value Trust

         Wellington Management Company, LLP                       Growth & Income Trust
                                                                  Investment Quality Bond Trust
                                                                  Mid Cap Stock Trust

-----------------
(A)  Formerly, the Mid Cap Blend Trust.
(B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.
(C) A shareholders meeting has been scheduled for May 4, 2001 to approve Manufacturers Advisers Corporation as the new subadviser to the Balanced Trust. If this change is approved by shareholders, it will be effective immediately.

     The following is a brief description of each portfolio:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

     A full description of the Trust, including the investment objectives, policies and restrictions of, and the risks relating to investment in, each portfolio is contained in the Trust's Prospectus which we provided you along with this Prospectus. The Trust prospectus should be read carefully before allocating purchase payments to a sub-account.

     If shares of a portfolio of the Trust are no longer available for investment or in our judgment investment in a portfolio of the Trust becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

================================================================================
You instruct us how to vote shares.
================================================================================

     Shares of the Trust portfolios held in the Variable Account will be voted at any shareholder meetings in accordance with voting instructions received from the persons having the voting interest in the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy materials will be distributed to each person having the voting interest in the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Variable Account for contract owners) in proportion to the instructions so received.

     During the accumulation period, the contract owner has the voting interest under a contract. During the pay-out period, the annuitant has the voting interest under a contract. We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations or interpretations thereof. For further information on voting interest under the contract, see "Voting Interest" in this prospectus.


                           DESCRIPTION OF THE CONTRACT

ELIGIBLE GROUPS

     The contract may be issued to fund plans qualifying for special income tax treatment under the Internal Revenue Code of 1986, as amended (the "CODE"), such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10"and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans (see "QUALIFIED RETIREMENT PLANS"). The contract is also designed so that it may be used with non-qualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee) as may be eligible under applicable law.

     An eligible member of a group to which a contract has been issued may become an owner under the contract by submitting a completed application, if required by us, and a minimum purchase payment. A certificate summarizing the rights and benefits of the owner under the contract will be issued to an applicant acceptable to us. We reserve the right to decline to issue a certificate to any person in our sole discretion. All rights and privileges under the contract may be exercised by each owner as to his or her interest unless expressly reserved to the group holder. However, provisions of any plan in connection with which the contract was issued may restrict an owner's ability to exercise such rights and privileges.

ACCUMULATION PERIOD PROVISIONS

PURCHASE PAYMENTS

================================================================================
Initial purchase payments usually must be at least $10,000, subsequent ones at least $30, and total payments no more than $1 million (without our approval).
================================================================================

     Your purchase payments are made to us at our Annuity Service Office. The minimum initial purchase payment is $10,000. Subsequent purchase payments must be at least $30. Purchase payments may be made at any time. We may provide for purchase payments to be automatically withdrawn from your bank account on a periodic basis. If a purchase payment would cause your contract value to exceed $1,000,000 or your contract value already exceeds $1,000,000, you must obtain our approval in order to make the payment.

     If permitted by state law, we may cancel a contract at the end of any two consecutive contract years in which no purchase payments have been made, if both:

     - the total purchase payments made over the life of the contract, less any withdrawals, are less than $2,000; and
     - the contract value at the end of such two year period is less than $2,000.

We may vary the cancellation of contract privileges in certain states in order to comply with state insurance laws and regulations. If we cancel your contract, we will pay you the contract value computed as of the valuation period during which the cancellation occurs, minus the amount of any outstanding loan. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to a 10% Internal Revenue Service ("IRS") penalty tax (see "FEDERAL TAX MATTERS").

     You designate how your purchase payments are to be allocated among the investment options. You may change the allocation of subsequent purchase payments at any time by notifying us in writing (or by telephone if you comply with our telephone transfer procedures described herein).

ACCUMULATION UNITS

================================================================================
The value of an investment account is measured in "accumulation units," which vary in value with the performance of the underlying Trust portfolio.
================================================================================

     During the accumulation period, we will establish an "INVESTMENT ACCOUNT" for you for each Variable Account investment option to which you allocate a portion of your contract value. Amounts are credited to those investment accounts in the form of "ACCUMULATION UNITS" (units of measure used to calculate the value of the variable portion of your contract during the accumulation period). The number of accumulation units to be credited to each investment account is determined by dividing the amount allocated to that investment account by the value of an accumulation unit for that investment account next computed after the purchase payment is received at our Annuity Service Office complete with all necessary information or, in the case of the first purchase payment, pursuant to the procedures described below.

     Initial purchase payments received by mail will usually be credited on the business day (any date on which the New York Stock Exchange is open and the net asset value of a Trust portfolio is determined) on which they are received at our Annuity Service Office, and in any event not later than two business days after our receipt of all information necessary for issuing the contract. You will be informed of any deficiencies preventing processing if your contract cannot be issued. If the deficiencies are not remedied within five business days after receipt, your purchase payment will be returned promptly, unless you specifically consent to our retaining your purchase payment until all necessary information is received. Initial purchase payments received by wire transfer from broker-dealers will be credited on the business day received by us if the broker-dealers have made special arrangements with us.

VALUE OF ACCUMULATION UNITS

     The value of your accumulation units will vary from one business day to the next depending upon the investment results of the investment options you select. The value of an accumulation unit for each sub-account was arbitrarily set at $10 or $12.50 for the first business day under other contracts we have issued. The value of an accumulation unit for any subsequent business day is determined by multiplying the value of an accumulation unit for the immediately preceding business day by the net investment factor for that sub-account (described below) for the business day for which the value is being determined. Accumulation units will be valued as of the end of each business day. A business day is deemed to end at the time of the determination of the net asset value of the Trust shares.

NET INVESTMENT FACTOR

     The net investment factor is an index used to measure the investment performance of a sub-account from one business day to the next (the "VALUATION PERIOD"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each sub-account for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

     -    Where (a) is:

          - the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period, plus

          - the per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period.

     - Where (b) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period.

     - Where (c) is a factor representing the charges deducted from the sub-account on a daily basis for administrative expenses, distribution fees and mortality and expense risks. That factor is equal on an annual basis to ____% (____% for administrative expenses, ____% for distribution fees and ____% for mortality and expense risks) or, if the Optional Annual Step Death Benefit Rider has been elected, ____% (____% for the annual step death benefit fee), or, if the Optional
          GEM Rider, but not the Annual Step Death Benefit Rider, has been elected, ____% (____% for the GEM Rider fee), or, if both the Annual Step Death Benefit Rider and the GEM Rider have been elected, ______% (____% for the annual step death benefit fee and ____% for the GEM Rider fee).

================================================================================
Amounts invested may be transferred among investment options.
================================================================================

TRANSFERS AMONG INVESTMENT OPTIONS

     During the accumulation period, you may transfer amounts among the variable account investment options and from those investment options to the fixed account investment option at any time upon written notice to us or by telephone if you authorize us in writing to accept your telephone transfer requests. Accumulation units will be canceled from the investment account from which you transfer amounts transferred and credited to the investment account to which you transfer amounts. Your contract value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then we will transfer the entire amount instead of the requested amount. We reserve the right to limit, upon notice, the maximum number of transfers you may make to one per month or six at any time within a contract year. In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

     Currently, we do not impose a charge for transfer requests. The first twelve transfers in a contract year are free of any transfer charge. For each additional transfer in a contract year, we do not currently assess a charge but reserve the right (to the extent permitted by your contract) to assess a reasonable charge to reimburse us for the expenses of processing transfers.

     Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of the fixed investment option are not permitted).

MAXIMUM NUMBER OF INVESTMENT OPTIONS

     Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including the fixed account investment option). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments.

================================================================================
Telephone transfers and withdrawals are permitted.
================================================================================

TELEPHONE TRANSACTIONS

     You are permitted to request transfers and withdrawals by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To be permitted to request a transfer or withdrawal by telephone, you must elect the option on the Application. (If you do not initially elect an option in the Application form, you may request authorization by executing an appropriate authorization form that we will provide you upon request.) We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly. Such procedures include the following. Upon telephoning a request, you will be asked to provide information that verifies that it is you calling. For both your and our protection, we will tape record all conversations with you. All telephone transactions will be followed by a confirmation statement of the transaction. We reserve the right to impose maximum withdrawal amounts and other new procedural requirements regarding transfer privileges.

================================================================================
Dollar Cost Averaging and Asset Rebalancing programs are available.
================================================================================

SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING

     We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any sub-account or the DCA fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or the DCA fixed account investment option is exhausted. The DCA fixed account investment option may be established under the DCA program to make automatic transfers. Only purchase payments (and not existing contract values) may be allocated to the DCA fixed account investment option. The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in substantially equal installments over time in an effort to reduce that risk. If you are interested in the DCA program, you may elect to participate in the program on the application or by separate application. You may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the DCA program.

ASSET REBALANCING PROGRAM

     We administer an Asset Rebalancing Program which enables you to specify the percentage levels you would like to maintain in particular portfolios. Your contract value will be automatically rebalanced pursuant to the schedule described below to maintain the indicated percentages by transfers among the portfolios. (The Fixed Account Investment Option is not eligible for participation in the Asset Rebalancing Program.) The entire value of the variable investment accounts must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing Program is being used. If you are interested in the Asset Rebalancing Program, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the Asset Rebalancing Program.

     Asset rebalancing will only be permitted on the following time schedules:

     - quarterly on the 25th day of the last month of the quarter (or the next business day if the 25th is not a business day);
     - semi-annually on June 25th or December 26th (or the next business day if these dates are not business days); or
     - annually on December 26th (or the next business day if December 26th is not a business day).

WITHDRAWALS

================================================================================
You may withdraw all or a portion of your contract value, but may incur withdrawal charges and tax liability as a result.
================================================================================

     During the accumulation period, you may withdraw all or a portion of your contract value upon written request (complete with all necessary information) to our Annuity Service Office. You may make withdrawals by telephone if you have authorized telephone withdrawals, as described above under "Telephone Transactions." For certain qualified contracts, exercise of the withdrawal right may require the consent of the qualified plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the contract value as of the date of receipt of the request at our Annuity Service Office, minus any unpaid loans and any applicable withdrawal charge. The contract then will be canceled. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each investment account equal in value to the amount withdrawn from that investment account plus any applicable withdrawal charge deducted from that investment account.

     When making a partial withdrawal, you should specify the investment options from which the withdrawal is to be made. The amount requested from an investment option may not exceed the value of that investment option minus any applicable withdrawal charge. If you do not specify the investment options from which a partial withdrawal is to be taken, the withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. If the partial withdrawal is less than the total value in the variable account investment options, the withdrawal will be taken proportionately from all of your variable account investment options. For rules governing the order and manner of withdrawals from the fixed account investment option, see "FIXED ACCOUNT INVESTMENT OPTION."

     There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment option. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the investment option. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, we will treat the partial withdrawal as a total withdrawal of the contract value.

     The amount of any withdrawal from the variable account investment options will be paid promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuity Service Office, except that we reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings),

     -    trading on the New York Stock Exchange is restricted,

     - an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

     Withdrawals from the contract may be subject to income tax and a 10% IRS penalty tax (see "FEDERAL TAX MATTERS"). Withdrawals are permitted from contracts issued in connection with Section 403(b) qualified plans only under limited circumstances (see "APPENDIX D - QUALIFIED PLAN TYPES").

================================================================================
Systematic "Income Plan" withdrawals are available.
================================================================================

SPECIAL WITHDRAWAL SERVICES - THE INCOME PLAN

     We administer an Income Plan ("IP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into an IP agreement, you may instruct us to withdraw a level dollar amount from specified investment options on a periodic basis. The total of IP withdrawals in a contract year is limited to not more than 10% of the purchase payments made (to ensure that no withdrawal charge will ever apply to an IP withdrawal). If an additional withdrawal is made from a contract participating in an IP, the IP will terminate automatically and may be reinstated only on or after the next contract anniversary pursuant to a new application. The IP is not available to contracts participating in the DCA program or for which purchase payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals will be free of withdrawal charges. IP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in an IP, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. The IP program is free.

DEATH BENEFIT DURING ACCUMULATION PERIOD

================================================================================
If you die during the accumulation period, your beneficiary will receive a death benefit that might exceed your contract value.
================================================================================

     IN GENERAL. The following discussion applies principally to contracts that are not issued in connection with qualified plans, i.e., "NON-QUALIFIED CONTRACTS." Tax law requirements applicable to qualified plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are complex. Accordingly, if your contract is to be used in connection with a qualified plan, you should seek competent legal and tax advice regarding the suitability of the contract for the situation involved and the requirements governing the distribution of benefits, including death benefits, from a contract used in the plan. In particular, if you intend to use the contract in connection with a qualified plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on qualified plans, including IRAs. (See "FEDERAL TAX MATTERS").

     A substitution or addition of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the maturity date, the contract value on the date of the change will be treated as a payment made on that date. This treatment of contract value as a payment is not included in cumulative purchase payments. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the owner's spouse.

     AMOUNT OF DEATH BENEFIT.

     The death benefit payable under the contract will be the greater of:

          (a)  the contract value, or

          (b) the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

     OPTIONAL ANNUAL STEP DEATH BENEFIT RIDER

     You may elect the Optional Annual Step Death Benefit Rider for an additional charge of ___% of the value of the variable investment accounts if the rider is available for sale in the state where the contract is sold. This fee is only assessed prior to contract maturity. Election of this rider may only be made at the time the contract is issued and, once made, is irrevocable. The amount of the death benefit for the Optional Annual Step Death Benefit is the greater of:

          a)   the death benefit described above; or

          b)   the Annual Step Death Benefit.

     The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest owner's 81st birthday. The Anniversary Value is equal to the contract value on the last day of the contract year, plus subsequent purchase payments, less amounts deducted in connection with partial withdrawals since the last day of the contract year. If the oldest owner is age 80 or older on the effective date of the Optional Annual Step Death Benefit, the Annual Step Death Benefit is zero. THEREFORE, IF THE OLDEST OWNER OF A CONTRACT IS AGE 80 OR OLDER, THE OPTIONAL ANNUAL STEP DEATH BENEFIT SHOULD NOT BE ELECTED.

     THE ADDITION OF THE ANNUAL STEP DEATH BENEFIT TO A CONTRACT MAY NOT ALWAYS BE IN THE INTEREST OF A CONTRACT OWNER SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.

     OPTIONAL GUARANTEED EARNINGS MULTIPLIER RIDER

     You may elect the Optional Guaranteed Earnings Multiplier Rider (the
"GEM Rider") for an additional charge of ___% of the value of the variable investment accounts if the rider is available for sale in the state where the contract is sold. This fee is only assessed prior to contract maturity. Election of this rider may only be made at the time the contract is issued, and once made, is irrevocable. With this benefit, on the death of the contract owner prior to the maturity date, we will pay the death benefit otherwise payable under the contract plus the additional death benefit payable under the GEM Rider. Election of the GEM Rider may only be terminated as described below.

     Subject to the maximum amount described below, the GEM Rider provides an additional death benefit payment equal to 40% of the appreciation in the contract value (as defined below) upon the death of the contract owner for contract owner issue ages up to and including age 69 and 25% for contract owner issue ages 70 and older. The appreciation in the contract value is defined as the contract value less the sum of all purchase payments, reduced by any amount deducted in connection with partial withdrawals.

     For contract owner issue ages up to and including age 69, the maximum amount of the death benefit payable under the GEM Rider is equal to 40% of the sum of all purchase payments, less any amounts deducted in connection with partial withdrawals. For contract owner issue ages 70 and older, the maximum amount of the death benefit payable under the GEM Rider is equal to 25% of the sum of all purchase payments, less any amounts deducted in connection with partial withdrawals.

     For the GEM Rider, the amount deducted in connection with partial withdrawals will be equal to (i) times (ii) where:

(i) is equal to the death benefit payable under the GEM Rider prior to the withdrawal and
(ii) is equal to the partial withdrawal amount divided by the contract value prior to the partial withdrawal.

THE ADDITION OF THE GEM RIDER TO A CONTRACT MAY NOT ALWAYS BE IN THE INTEREST OF A CONTRACT OWNER SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.

     PAYMENT OF DEATH BENEFIT

     The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms at our Annuity Service Office. No one is entitled to the death benefit until this time. Death benefits will be paid within 7 days of that determination. Proof of death occurs when we receive one of the following at our Annuity Service Office within one year of the date of death:

     -    a certified copy of a death certificate;
     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
     -    any other proof satisfactory to us.

If there are any unpaid loans, the death benefit equals the death benefit, as described above, minus the amount of unpaid loans (including unpaid interest).

     We will pay the death benefit to the beneficiary if any contract owner dies before the maturity date. If there is a surviving owner, that contract owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any owner is not a natural person, the death of any annuitant will be treated as the death of an owner. On the death of the last surviving annuitant, the owner, if a natural person, will become the annuitant unless the owner designates another person as the annuitant.

     The death benefit may be taken in the form of a lump sum immediately. If not taken immediately, the contract will continue subject to the following:

     -    The beneficiary will become the owner.

     - Any excess of the death benefit over the contract value will be allocated to the owner's investment accounts in proportion to their relative values on the date of receipt at our Annuity Service Office of due proof of the owner's death.

     -    No additional purchase payments may be made.

     - If the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract must be made within five years of the owner's death, or alternatively, distribution may be made as an annuity, under one of the annuity options described below, which begins within one year of the owner's death and is payable over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. (See "ANNUITY OPTIONS" below.) If distribution is not made as an annuity, upon the death of the beneficiary, the death benefit will equal the contract value and must be distributed immediately in a single sum.

     - If the deceased owner's spouse is the beneficiary, the surviving spouse continues the contract (including any optional benefits if these benefits had been elected by the deceased owner) as the new owner. In such a case, the distribution rules applicable when a contract owner dies will apply when the spouse, as the owner, dies. In addition, a death benefit (which will include any applicable Optional Annual Step Death Benefit and Optional GEM Benefit) will be paid upon the death of the spouse. For purposes of calculating the Optional Annual Step Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first owner's death will be treated as a payment to the contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first owner's death will not be considered in determination of the Optional Annual Step Death Benefit. In determination of the Optional Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date of the first owner's death. For purposes of calculating the Optional GEM Benefit payable under the GEM Rider upon the death of the surviving spouse, such death benefit is equal to zero on the date of the first owner's death and the death benefit paid upon the first owner's death will be treated as a payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first owner's death will not be considered in the determination of the Optional GEM Benefit.


     If any annuitant is changed and any contract owner is not a natural person, the entire interest in the contract must be distributed to the contract owner within five years. The amount distributed will be reduced by charges which would otherwise apply upon withdrawal.

     Death benefits will be paid within seven days of the date the amount of the death benefit is determined, as described above, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "WITHDRAWALS").

PAY-OUT PERIOD PROVISIONS

GENERAL

================================================================================
Annuity benefit payments may be paid in several ways.
================================================================================

     You or your beneficiary may elect to have any amounts that we are obligated to pay on withdrawal or death, or as of the maturity date, paid by means of periodic annuity benefit payments rather than in one lump sum (subject to the distribution of death benefit provisions described below).

     Generally, we will begin paying annuity benefits to the annuitant under the contract on the contract's maturity date (the first day of the pay-out period). The maturity date is the date specified on your contract's specifications page, unless you change that date. If no date is specified, the maturity date is the maximum maturity date described below. The maximum maturity date is the first day of the month following the later of the 85th birthday of the oldest annuitant or the tenth contract anniversary. (See Appendix E for contracts issued in Pennsylvania.) You may specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date may not be later than the maximum maturity date unless we consent. Maturity dates which occur when the annuitant is at an advanced age, e.g., past age 85, may in some circumstances have adverse income tax consequences (see "FEDERAL TAX MATTERS"). Distributions from qualified contracts may be required before the maturity date.

     You may select the frequency of annuity payments. However, if the contract value at the maturity date is such that a monthly payment would be less than $20, we may pay the contract value, minus any unpaid loans, in one lump sum to the annuitant on the maturity date.

ANNUITY OPTIONS

     Annuity benefit payments are available under the contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the contract, and at any time during the accumulation period, you may select one or more of the annuity options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an annuity option is not selected, we will provide as a default option a life annuity with payments guaranteed for ten years as described below. Annuity payments will be determined based on the Investment Account Value of each investment option at the maturity date. IRS regulations may preclude the availability of certain annuity options in connection with certain qualified contracts. Once annuity payments commence, the annuity option may not be changed and the form of settlement may not be changed.

     Please read the description of each annuity option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due. Annuities with payments guaranteed for a certain number of years may also be elected but the amount of each payment will be lower than that available under the non-refund life annuity option.

     The following annuity options are guaranteed in the contract.

     OPTION 1(a): NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetime of the annuitant. No payments are due after the death of the annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

     OPTION 1(b): LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

     OPTION 2(a): JOINT & SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetimes of the annuitant and a designated co-annuitant. No payments are due after the death of the last survivor of the annuitant and co-annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

     OPTION 2(b): JOINT & SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the annuitant and a designated co-annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the tenth year.

     In addition to the foregoing annuity options which we are contractually obligated to offer at all times, we currently offer the following annuity options. We may cease offering the following annuity options at any time and may offer other annuity options in the future.

     OPTION 3: LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 15 OR 20 YEARS - An Annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 15 or 20 year period.

     OPTION 4: JOINT & TWO-THIRDS SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with full payments during the joint lifetime of the annuitant and a designated co-annuitant and two-thirds payments during the lifetime of the survivor. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

     OPTION 5: PERIOD CERTAIN ONLY ANNUITY FOR 5, 10, 15 OR 20 YEARS - An annuity with payments for a 5, 10, 15 or 20 year period and no payments thereafter.


DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

     The first variable annuity payment is determined by applying that amount of the contract value used to purchase a variable annuity to the annuity tables contained in the contract. The amount of the contract value will be determined as of the date not more than ten business days prior to the maturity date. The amount of the first and all subsequent fixed annuity payments is determined on the same basis using the portion of the contract value used to purchase a fixed annuity. Contract value used to determine annuity payments will be reduced by any applicable premium taxes.

     The rates contained in the annuity tables vary with the annuitant's sex and age and the annuity option selected. However, for contracts issued in connection with certain employer-sponsored retirement plans sex-distinct tables may not be used. Under such tables, the longer the life expectancy of the annuitant under any life annuity option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly variable annuity payment will be.

ANNUITY UNITS AND THE DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENT

     Variable annuity payments after the first one will be based on the investment performance of the sub-accounts selected during the pay-out period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each sub-account by the annuity unit value of that sub-account (as of the same date the contract value to effect the annuity was determined) to establish the number of annuity units which will thereafter be used to determine payments. This number of annuity units for each sub-account is then multiplied by the appropriate annuity unit value as of a uniformly applied date not more than ten business days before the annuity payment is due, and the resulting amounts for each sub-account are then totaled to arrive at the amount of the annuity benefit payment to be made. The number of annuity units generally remains constant throughout the pay-out period (assuming no transfer is made). A pro-rata portion of the administration fee will be deducted from each annuity payment.

     The value of an annuity unit for each sub-account for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for that sub-account (see "NET INVESTMENT FACTOR") for the valuation period for which the annuity unit value is being calculated and by a factor to neutralize the assumed interest rate.

     A 3% assumed interest rate is built into the annuity tables in the contract used to determine the first variable annuity payment.

TRANSFERS DURING PAY-OUT PERIOD

================================================================================
Some transfers are permitted during the pay-out period, but subject to a few more limitations than during the accumulation period.
================================================================================

     Once variable annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one sub-account to another. You must submit your transfer request to our Annuity Service Office at least 30 days before the due date of the first annuity payment to which your transfer will apply. Transfers after the maturity date will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the annuity units for the new sub-account selected. We reserve the right to limit, upon notice, the maximum number of transfers a contract owner may make per contract year to four. Once annuity payments have commenced, no transfers may be made from the fixed annuity option to a variable annuity option or from a variable annuity option to the fixed annuity option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

DEATH BENEFIT DURING PAY-OUT PERIOD

     If an annuity option providing for payments for a guaranteed period has been selected, and the annuitant dies during the pay-out period, we will make the remaining guaranteed payments to the beneficiary. Any remaining payments will be made as rapidly as under the method of distribution being used as of the date of the annuitant's death. If no beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the annuitant and the beneficiary.

OTHER CONTRACT PROVISIONS

================================================================================
You have a ten-day right to cancel your contract.
================================================================================

TEN DAY RIGHT TO REVIEW

     You may cancel the contract by returning it to our Annuity Service Office or agent at any time within 10 days after receiving it. Within 7 days of receiving a returned contract, we will pay you the contract value (minus any unpaid loans), computed at the end of the business day on which we receive your returned contract.

     No withdrawal charge is imposed upon return of a contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. When the contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all purchase payments if this is greater than the amount otherwise payable.

OWNERSHIP

================================================================================
You are entitled to exercise all rights under your contract.
================================================================================

     The contract owner is the person entitled to exercise all rights under the contract. Prior to the maturity date, the contract owner is the person designated in the contract or certificate specifications page or as subsequently named. On and after the maturity date, the annuitant is the contract owner. If amounts become payable to any beneficiary under the contract, the beneficiary is the contract owner.

     In the case of non-qualified contracts, ownership of the contract may be changed or the contract may be collaterally assigned at any time prior to the maturity date, subject to the rights of any irrevocable beneficiary. Assigning a contract, or changing the ownership of a contract, may be treated as a (potentially taxable) distribution of the contract value for federal tax purposes. A change of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating that value as a purchase payment made on that date for purposes of computing the amount of the death benefit.

     Any change of ownership or assignment must be made in writing. We must approve any change. Any assignment and any change, if approved, will be effective as of the date we receive the request at our Annuity Service Office. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

     In the case of qualified contracts, ownership of the contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a qualified contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

ANNUITANT

================================================================================
The "annuitant" is either you or someone you designate.
================================================================================

     The annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The annuitant is entitled to receive all annuity payments under the contract. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "CO-ANNUITANT." The annuitant is as designated on the contract specifications page or in the application, unless changed.

     On the death of the annuitant prior to the maturity date, the co-annuitant, if living, becomes the annuitant. If there is no living co-annuitant, the owner becomes the annuitant. In the case of certain qualified contracts, there are limitations on the ability to designate and change the annuitant and the co-annuitant.

BENEFICIARY

================================================================================
The "beneficiary" is the person you designate to receive the death benefit if you die.
================================================================================

     The beneficiary is the person, persons or entity designated in the contract specifications page (or as subsequently changed). However, if there is a surviving contract owner, that person will be treated as the beneficiary. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by us, and (if approved) will be effective as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the estate of the deceased contract owner. In the case of certain qualified contracts, IRS regulations may limit designations of beneficiaries.

MODIFICATION

     We may not modify your contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency. However, in the case of group contracts, on 60 days' notice to the group holder, we may change the administration fees, mortality and expense risks charges, annuity purchase rates and the market value charge as to any certificates issued after the effective date of the modification. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Code.

OUR APPROVAL

     We reserve the right to accept or reject any contract application at our sole discretion.

DISCONTINUANCE OF NEW OWNERS

     In the case of group contracts, on thirty days' notice to the group holder, we may limit or discontinue acceptance of new applications and the issuance of new certificates.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

     We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the annuitant has been misstated, the benefits will be those that would have been provided for the annuitant's correct age and sex. If we have made incorrect annuity payments, the amount of any underpayment will be paid immediately and the amount of any overpayment will be deducted from future annuity payments.

FIXED ACCOUNT INVESTMENT OPTION

================================================================================
The fixed account investment option is not a security.
================================================================================

     SECURITIES REGISTRATION. Interests in the fixed account investment option are not registered under the Securities Act of 1933, as amended (the "1933 Act"), and our general account is not registered as an investment company under the 1940 Act. Neither interests in the fixed account investment option nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. Disclosures relating to interests in the fixed account investment option and the general account nonetheless may be required by the federal securities laws to be accurate.

     GUARANTEE. Pursuant to a Guarantee Agreement dated March 31, 1996, The Manufacturers Life Insurance Company ("Manulife") unconditionally guarantees to us, on behalf of and for the benefit of us and owners of fixed annuity contracts we issue, that it will, on demand, make funds available to us for the timely payment of contractual claims under certain of our fixed annuity contracts. This guarantee covers the fixed portion of the contracts described in this Prospectus. The guarantee may be terminated by Manulife, on notice to us. Termination will not affect Manulife's continuing liability with respect to all fixed annuity contracts issued prior to the termination of the guarantee except if:

     - the liability to pay contractual claims under the contracts is assumed by another insurer, or
     - we are sold and the buyer's guarantee is substituted for the Manulife guarantee.

     REINSURANCE. The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA") reinsures certain amounts with respect to the fixed account portion of the contract for the contract described in this prospectus and other contracts. Under this reinsurance arrangement, we remain liable for the contractual obligations of the contracts' fixed account and Manulife USA agrees to reimburse us for certain amounts and obligations in connection with the fixed account.

================================================================================
The fixed account investment option guarantees interest of at least 3%.
================================================================================

     INVESTMENT OPTIONS. Currently, there is a one-year fixed account investment option available under the contract. In addition, the DCA fixed account investment option may be established under the DCA program to make automatic transfers to one or more variable investment options (see "SPECIAL SERVICES-DOLLAR COST AVERAGING" for details). Fixed investment accounts provide for the accumulation of interest on purchase payments at guaranteed rates for the duration of the guarantee period. We determine the guaranteed interest rates on new amounts allocated or transferred to the one-year fixed investment account from time-to-time, according to market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period, and we may not change it.

     INVESTMENT ACCOUNTS. You may allocate purchase payments, or make transfers from the variable investment options, to the one-year fixed account investment option at any time prior to the maturity date, as permitted by applicable law. We establish a separate investment account each time you allocate or transfer amounts to the one-year fixed account investment option, except that, for amounts allocated or transferred on the same day, we will establish a single investment account. Amounts may not be allocated to the fixed account investment option that would extend the guarantee period beyond the maturity date.

     RENEWALS. At the end of a guarantee period, you may establish a new investment account with the same guarantee period at the then current interest rate, or transfer the amounts to a variable account investment option, all without the imposition of any charge. In the case of renewals within one year of the maturity date, the only fixed account investment option available is to have interest accrued up to the maturity date at the then current interest rate for the one year guarantee period.

================================================================================
Withdrawals and some transfers from the fixed account investment option are permitted during the accumulation period.
================================================================================

     TRANSFERS. During the accumulation period, you may transfer amounts from your one-year fixed account investment option to the variable account investment options at the end of the one year guarantee period, except for transfers made pursuant to the DCA program. Where there are multiple investment accounts within a fixed account investment option, amounts must be transferred from the fixed account investment option on a first-in-first-out basis.

     WITHDRAWALS. You may make total and partial withdrawals of amounts held in the fixed account investment option at any time during the accumulation period. Withdrawals from the fixed account investment option will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS" plus the following provisions also apply:

     - We reserve the right to defer payment of amounts withdrawn from the fixed account investment option for up to six months from the date we receive the written withdrawal request. If a withdrawal is deferred for more than 30 days pursuant to this right, we will pay interest on the amount deferred at a rate not less than 3% per year (or a higher rate if required by applicable law).

     - If there are multiple investment accounts under the fixed account investment option, amounts must be withdrawn from those accounts on a first-in-first-out basis.

     Withdrawals from the contract may be subject to income tax and a 10% IRS penalty tax (see "FEDERAL TAX MATTERS" below). Withdrawals are permitted from contracts or certificates issued in connection with Section 403(b) qualified plans only under limited circumstances (see "APPENDIX D - QUALIFIED PLAN TYPES"

     LOANS. We offer a loan privilege only to owners of contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. If you own such a contract, you may borrow from us, using your contract as the only security for the loan, in the same manner and subject to the same limitations as described under "LOANS" below.

     FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "DEATH BENEFIT DURING ACCUMULATION PERIOD" above), on death, withdrawal or the maturity date of the contract, the proceeds may be applied to a fixed annuity option (see "ANNUITY OPTIONS" above). The amount of each fixed annuity payment is determined by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase the fixed annuity to the appropriate table in the contract. If the table we are then using is more favorable to you, we will substitute that table. We guarantee the dollar amount of fixed annuity payments.

OPTIONAL GUARANTEED RETIREMENT INCOME PROGRAM

     You may elect the Optional Guaranteed Retirement Income Program Rider ("GRIP II") at the time the contract is issued and if the rider is available for sale in the state where the contract is sold. Election of GRIP II is irrevocable.

     GRIP II guarantees a minimum lifetime fixed income benefit in the form of fixed monthly annuity payments. The amount of these payments is determined by applying the Income Base to the annuity tables set forth in the GRIP II rider. As described below, the Income Base is calculated as the greater of purchase payments accumulated at a fixed interest rate or the greatest anniversary value of the contract, reduced proportionately for partial withdrawals. Because the annuity options provided for in the contract are based on the contract value at the time of annuitization, the amount of the monthly payments under such options may exceed the monthly payments provided by the GRIP II rider. If GRIP II is exercised and the monthly annuity payment available under the contract is greater than the monthly annuity payment provided by the GRIP II rider, we will pay the monthly annuity payment available under the contract. For the optional GRIP II rider, we impose an annual GRIP II rider fee of ____% of the Income Base. The fee is deducted from the contract value on each contract anniversary.

     THE ADDITION OF GRIP II TO A CONTRACT MAY NOT ALWAYS BE IN THE INTEREST OF A CONTRACT OWNER SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.

     INCOME BASE

     THE INCOME BASE UPON WHICH THE AMOUNT OF GRIP II ANNUITY PAYMENTS IS BASED IS THE GREATER OF (i) THE GROWTH FACTOR INCOME BASE OR (ii) THE STEP-UP INCOME BASE.

     (i)  Growth Factor Income Base. The Growth Factor Income Base is equal to
          (a) less (b), where:

     (a) is the sum of all purchase payments made, accumulated at the growth factor indicated below starting on the date each payment is allocated to the contract, and

     (b) is the sum of Income Base reductions (defined below) in connection with partial withdrawals taken, accumulated at the growth factor indicated below starting on the date each deduction occurs.

The growth factor is 6% per annum for annuitant issue ages up to age 75, and 4% per annum for annuitant issue ages 76 or older. The growth factor is reduced to 0% once the oldest annuitant has attained age 85.

     (ii) Step-Up Income Base. The Step-Up Income Base is equal to the greatest anniversary value after the effective date of the GRIP II rider and prior to the oldest annuitant's attained age 81. The anniversary value is equal to the contract value on the last day of the contract year, plus subsequent purchase payments, less any Income Base reductions (defined below) in connection with partial withdrawals since the last day of the contract year.

     In determining the Income Base:

     - An Income Base reduction is on a pro rata basis and is equal to the Income Base immediately prior to a partial withdrawal multiplied by the percentage reduction in contract value resulting from a partial withdrawal.

     - The Income Base is reduced for any withdrawal charge remaining on the date of exercise of GRIP II.

     - We reserve the right to reduce the Income Base by any premium taxes that may apply.

THE INCOME BASE IS USED SOLELY FOR PURPOSES OF CALCULATING GRIP II PAYMENTS AND DOES NOT PROVIDE A CONTRACT VALUE OR GUARANTEE PERFORMANCE OF ANY INVESTMENT OPTION. BECAUSE THIS BENEFIT IS BASED ON CONSERVATIVE ACTUARIAL FACTORS, THE LEVEL OF LIFETIME INCOME THAT IT GUARANTEES MAY OFTEN BE LESS THAN THE LEVEL THAT WOULD BE PROVIDED BY APPLICATION OF CONTRACT VALUE AT CURRENT ANNUITY FACTORS. THEREFORE, GRIP II SHOULD BE REGARDED AS A SAFETY NET. AS DESCRIBED ABOVE UNDER "INCOME BASE," WITHDRAWALS WILL REDUCE THE GRIP II BENEFIT.

EXERCISE OF GRIP II

     Conditions of Exercise. While the contract is in force and in good standing, GRIP II may be exercised subject to the following conditions:

     1. GRIP II may not be exercised until the 10th contract anniversary and then must be exercised within 30 days immediately following the 10th contract anniversary or any subsequent contract anniversary; and

     2. GRIP II must be exercised by the contract anniversary immediately prior to the oldest annuitant's 85th birthday or the 10th contract anniversary, if later.

Monthly Income Factors. The Income Base may be applied to monthly income factors to purchase a guaranteed lifetime income under the following annuity options:

     OPTION 1: LIFE ANNUITY WITH A 10-YEAR PERIOD CERTAIN - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

     OPTION 2: JOINT AND SURVIVOR LIFE ANNUITY WITH A 20-YEAR PERIOD CERTAIN - An annuity with payments guaranteed for 20 years and continuing thereafter during the joint lifetime of the annuitant and a designated co-annuitant. Since payments are guaranteed for 20 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the twentieth year.

     The monthly income factors depend upon the sex and age (nearest birthday) of the annuitant (and co-annuitant, if any) and the annuity option selected. The factors are based on the 1983 Individual Annuity Mortality Table A projected at Scale G and reflect an assumed interest rate of 2.5% per annum. The annuitant may only be changed to an individual that is the same age or younger than the oldest current annuitant. A change of annuitant will not affect the Income Base calculation.

     The use of GRIP II is limited in connection with qualified plans, including an IRA, because of the minimum distribution requirements imposed by federal tax law on these plans. In general, if GRIP II is not exercised on or before the date required minimum distributions must begin under a qualified plan, you or your beneficiary may be unable to exercise the GRIP II benefit under the rider (see "FEDERAL TAX MATTERS").

     Hence, you should consider that since (a) GRIP II may not be exercised until the 10th contract anniversary after its election and (b) the election of GRIP II is irrevocable, there can be circumstances under a qualified plan in which you will be charged an annual GRIP II rider fee (discussed further below), notwithstanding that neither you nor your beneficiary may be able to exercise GRIP II because of the restrictions imposed by the minimum distribution requirements. In light of the foregoing, if you plan to exercise GRIP II after your required minimum distribution beginning date under a qualified plan, you should consider whether GRIP II is appropriate for your circumstances. Please consult your advisor.

     In order to comply with applicable federal income tax laws, in some circumstances, we will shorten the guarantee period under an annuity option so that it does not exceed the life expectancy of the annuitant(s), or the joint life expectancy of the joint annuitants(s), depending on the annuity option chosen. Once the guarantee period is shortened upon exercise of GRIP II, it will not be further reduced. The guarantee period will never be increased based on the life expectancy of the annuitant or at any other time or due to any other event.

     Illustrated below are the Growth Factor Income Base GRIP II amounts per $100,000 of initial payments made into a non-qualified contract, for a male annuitant and a female co-annuitant both age 60 (at issue), on contract anniversaries as indicated below, assuming no subsequent payments or withdrawals and a 6% annual growth rate equal to the growth factor used in calculating the Growth Factor Income Base. We will, upon request, provide illustrations of the GRIP II for an annuitant based on other assumptions.

                                   GRIP II-Annual Income Life Annuity     GRIP II-Annual Income Joint &
      Contract Anniversary             with 10 Year Period Certain        Survivor Life Annuity with 20
           at Election                                                         Year Period Certain
---------------------------------- ------------------------------------ ----------------------------------
               10                                   $                                   $
               15                                   $                                   $
               20                                   $                                   $

OPTIONAL GRIP II RIDER FEE

     The risk assumed by us associated with GRIP II is that annuity benefits payable under GRIP II are greater than annuity benefits that would have been payable if the contract owner had selected another annuity benefit permitted by the contract and described under "PAY-OUT PERIOD PROVISIONS." To compensate us for this risk, we charge an annual GRIP II rider fee (the "Rider Fee"). On or before the maturity date, the Rider Fee is deducted on each contract anniversary. The amount of the Rider Fee is equal to ___% multiplied by the Income Base in effect on that contract anniversary. The Rider Fee is withdrawn from each investment option in the same proportion that the value of the investment account of each investment option bears to the contract value.

     If there is a full withdrawal of contract value on any date other than the contract anniversary, we will deduct a pro-rata portion of the Rider Fee from the amount paid upon withdrawal. In the case of a full withdrawal, the Rider Fee will be multiplied by the Income Base immediately prior to withdrawal. The Rider Fee will not be deducted during the annuity period. For purposes of determining the Rider Fee, the commencement of annuity payments will be treated as a full withdrawal.

                             CHARGES AND DEDUCTIONS

     Charges and deductions under the contracts are assessed against purchase payments, contract values or annuity payments. Currently, there are no deductions made from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Trust portfolios that are described in the accompanying Prospectus of the Trust.

WITHDRAWAL CHARGES

     If you make a withdrawal from your contract during the accumulation period, a withdrawal charge (contingent deferred sales charge) may be assessed against amounts withdrawn attributable to purchase payments that have been in the contract less than three complete contract years. There is never a withdrawal charge with respect to earnings accumulated in the contract, certain other free withdrawal amounts described below or purchase payments that have been in the contract more than three complete contract years. In no event may the total withdrawal charges exceed ___% of the amount invested. The amount of the withdrawal charge and when it is assessed are discussed below.

     Each withdrawal from the contract is allocated first to the "FREE WITHDRAWAL AMOUNT" and second to "UNLIQUIDATED PURCHASE PAYMENTS". In any contract year, the free withdrawal amount for that year is the greater of:

     - 10% of total purchase payments (less all prior partial withdrawals in that contract year), and
     - the accumulated earnings of the contract (i.e., the excess of the contract value on the date of withdrawal over the unliquidated purchase payments).

     Withdrawals allocated to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. The free withdrawal amount will be applied to a requested withdrawal, first, to withdrawals from variable account investment options and then to withdrawals from the fixed account investment option.

     If the amount of a withdrawal exceeds the free withdrawal amount, the excess will be allocated to purchase payments which will be liquidated on a first-in first-out basis. On any withdrawal request, we will liquidate purchase payments equal to the amount of the withdrawal request which exceeds the free withdrawal amount in the order such purchase payments were made: the oldest unliquidated purchase payment first, the next purchase payment second, etc. until all purchase payments have been liquidated.

     Each purchase payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the purchase payment has been in the contract. The amount of the withdrawal charge is calculated by multiplying the amount of the purchase payment being liquidated by the applicable withdrawal charge percentage obtained from the table below.

            NUMBER OF COMPLETE YEARS               WITHDRAWAL CHARGE
         PURCHASE PAYMENT IN CONTRACT                    PERCENTAGE
--------------------------------------------------------------------------------
                         0                                  __%
                         1                                  __%
                         2                                  __%
                         3+                                 __%

     The total withdrawal charge will be the sum of the withdrawal charges for the purchase payments being liquidated.

     The withdrawal charge is deducted from the contract value remaining after the contract owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an investment account may not exceed the value of that investment account less any applicable withdrawal charge.

     There is generally no withdrawal charge on distributions made as a result of the death of the contract owner or, if applicable, the annuitant, and no withdrawal charges are imposed on the maturity date if the contract owner annuitizes as provided in the contract.

     The amount collected from the withdrawal charge will be used to reimburse us for the compensation paid to cover selling concessions to broker-dealers, preparation of sales literature and other expenses related to sales activity.

     For examples of calculation of the withdrawal charge, see Appendix B. In the case of group annuity contracts, we reserve the right to modify the withdrawal charge as to certificates issued after the effective date of a change specified in written notice to the group holder.

REDUCTION OR ELIMINATION OF WITHDRAWAL CHARGE

     The amount of the withdrawal charge on a contract may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine entitlement to such a reduction in the withdrawal charge in the following manner:

     - The size and type of group to which sales are to be made will be considered. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

     - The total amount of purchase payments to be received will be considered. Per-dollar sales expenses are likely to be less on larger purchase payments than on smaller ones.

     - Any prior or existing relationship with us will be considered. Per-contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

     - The level of commissions paid to selling broker-dealers will be considered. Certain broker-dealers may offer the contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the contracts, thereby reducing our sales expenses.

     - There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

     If, after consideration of the foregoing factors, we determine that there will be a reduction in sales expenses, we will provide a reduction in the withdrawal charge. The withdrawal charge will be eliminated when a contract is issued to officers, directors or employees (or a relative thereof) of us or of Manulife, the Trust or any of their affiliates. In no event will reduction or elimination of the withdrawal charge be permitted where that reduction or elimination will be unfairly discriminatory to any person. For further information, contact your registered representative.

ADMINISTRATION FEE

================================================================================
We deduct asset-based charges totaling ___% on an annual basis for administration, distribution and mortality and expense risks, assuming no optional rider has been elected.
================================================================================

     A daily charge in an amount equal to ___% of the value of each variable investment account on an annual basis is deducted from each sub-account to reimburse us for administrative expenses. This asset based administrative charge will not be deducted from the fixed account investment option. The charge will be reflected in the contract value as a proportionate reduction in the value of each variable investment account. Even though administrative expenses may increase, we guarantee that we will not increase the amount of the administration fees.

DISTRIBUTION FEE

     A daily fee in an amount equal to ___% of the value of each variable investment account on an annual basis is deducted from each sub-account as a distribution fee. The fee is designed to compensate us for a portion of the expenses we incur in selling the contracts.

MORTALITY AND EXPENSE RISKS CHARGE

     The mortality risk we assume is the risk that annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity benefit payment rates incorporated into the contract which cannot be changed. This assures each annuitant that his or her longevity will not have an adverse effect on the amount of annuity benefit payments. We also assume mortality risks in connection with our guarantee that, if the contract owner dies during the accumulation period, we will pay a death benefit. (See "Death Benefit During Accumulation Period") The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge may be insufficient to cover actual expenses.

     To compensate us for assuming these risks, we deduct from each of the sub-accounts a daily charge in an amount equal to ___% of the value of the variable investment accounts on an annual basis. In the case of individual contracts, the rate of the mortality and expense risks charge cannot be increased. In the case of group contracts, the rate of the mortality and expense risks charge can be increased, but only as to certificates issued after the effective date of the increase and upon 60 days' prior written notice to the group holder. In the case of group contracts, we may issue contracts and certificates with a mortality or expense risks charge at rates less than those set out above, if we conclude that the mortality or expense risks of the groups involved are less than the risks it has determined for persons for whom the contracts and certificates have been generally designed. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk. The mortality and expense risks charge is not assessed against the fixed account investment option.

================================================================================
We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.
================================================================================

TAXES

     We reserve the right to charge, or provide for, certain taxes against purchase payments, contract values or annuity payments. Such taxes may include premium taxes or other taxes levied by any government entity which we determine to have resulted from our:

     -    establishment or maintenance of the Variable Account,
     -    receipt of purchase payments,
     -    issuance of the contacts, or
     -    commencement or continuance of annuity payments under the contracts.

In addition, we will withhold taxes to the extent required by applicable law.

     Except for residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted from the contract value used to provide for fixed or variable annuity payments. For residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted upon payment of any withdrawal benefits, upon any annuitization, or payment of death benefits. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% depending on the jurisdiction and the tax status of the contract and are subject to change by the legislature or other authority. See Appendix C for a table of State Premium Taxes.

EXPENSES OF DISTRIBUTING CONTRACTS

     MSS, the principal underwriter for the contracts, pays compensation to selling brokers in varying amounts which under normal circumstances are not expected to exceed ____% of purchase payments plus ____% of the contract value per year commencing one year after each purchase payment. These expenses are not assessed against the contracts but are instead paid by MSS. See "Distribution of Contracts" for further information.

                               FEDERAL TAX MATTERS

INTRODUCTION

     The following discussion of the Federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

     This discussion does not address state or local tax consequences associated with the purchase of a contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

     We are taxed as a life insurance company. Because the operations of the Variable Account are a part of, and are taxed with, our operations, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Variable Account. We do not anticipate that we will be taxed on the income and gains of the Variable Account, but if we are, then we may impose a corresponding charge against the Variable Account.

TAXATION OF ANNUITIES IN GENERAL

================================================================================
Gains inside the contract are usually tax-deferred until you make a withdrawal, the annuitant starts receiving annuity benefit payments, or the beneficiary receives a death benefit payment.
================================================================================

TAX DEFERRAL DURING ACCUMULATION PERIOD

     Under existing provisions of the Code, except as described below, any increase in the contract value is generally not taxable to the contract owner or annuitant until received, either in the form of annuity payments, or in some other form of distribution. Certain requirements must be satisfied in order for this general rule to apply, including:

     - the contract must be owned by an individual (or treated as owned by an individual),

     - the investments of the Variable Account must be "adequately diversified" in accordance with IRS regulations,

     - we, rather than the contract owner, must be considered the owner of the assets of the Variable Account for federal tax purposes, and

     - the contract must provide for appropriate amortization, through annuity benefit payments, of the contract's purchase payments and earnings, e.g., the pay-out period must not begin near the end of the annuitant's life expectancy.

     NON-NATURAL OWNERS. As a general rule, deferred annuity contracts held by "non-natural persons" (such as a corporation, trust or other similar entity) are not treated as annuity contracts for Federal income tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. This special exception will not apply, however, in the case of any employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees.

     Exceptions to the general rule for non-natural contract owners will also apply with respect to:

     - contracts acquired by an estate of a decedent by reason of the death of the decedent,
     -    certain qualified contracts,
     - certain contracts purchased by employers upon the termination of certain qualified plans,
     - certain contracts used in connection with structured settlement agreements, and

     - contracts purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

     LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL Persons. In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect a contract if the income on the contract is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the contract, or entities that will be beneficiaries under a contract, should consult a tax advisor.

     DIVERSIFICATION REQUIREMENTS. For a contract to be treated as an annuity for Federal income tax purposes, the investments of the Variable Account must be "adequately diversified" in accordance with Treasury Department Regulations. The Secretary of the Treasury has issued regulations which prescribe standards for determining whether the investments of the Variable Account are "adequately diversified." If the Variable Account failed to comply with these diversification standards, a contract would not be treated as an annuity contract for Federal income tax purposes and the contract owner would generally be taxable currently on the excess of the contract value over the premiums paid for the contract.

     Although we do not control the investments of the Trust, we expect that the Trust will comply with such regulations so that the Variable Account will be considered "adequately diversified."

     OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract owner may be considered the owner, for Federal income tax purposes, of the assets of the insurance company separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses "incidents of ownership" in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

     The ownership rights under this contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of this contract has the choice of many more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. THESE DIFFERENCES COULD RESULT IN THE CONTRACT OWNER BEING TREATED AS THE OWNER OF THE ASSETS OF THE VARIABLE ACCOUNT AND THUS SUBJECT TO CURRENT TAXATION ON THE INCOME AND GAINS FROM THOSE ASSETS. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent contract owners from being considered the owners of the assets of the Variable Account.

     DELAYED PAY-OUT PERIODS. If the contract's pay-out period commences (or is scheduled to commence) at a time when the annuitant has reached an advanced age, (e.g., past age 85), it is possible that the contract would not be treated as an annuity for Federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

     The remainder of this discussion assumes that the contract will be treated as an annuity contract for Federal income tax purposes and that we will be treated as the owner of the Variable Account assets.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

     In the case of a partial withdrawal, amounts received are includible in income to the extent the contract value before the withdrawal exceeds the "INVESTMENT IN THE CONTRACT." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the investment in the contract. For these purposes the investment in the contract at any time equals the total of the purchase payments made under the contract to that time (to the extent such payments were neither deductible when made nor excludible from income as, for example, in the case of certain employer contributions to qualified contracts) less any amounts previously received from the contract which were not included in income.

     Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of the contract value, is treated as a withdrawal of such amount or portion. (Loans, assignments and pledges are permitted only in limited circumstances under qualified contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers his or her interest in an annuity contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the contract value and the investment in the contract at the time of transfer. In such a case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

     The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. As described elsewhere in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion thereof) could be treated for Federal income tax purposes as a partial withdrawal from the contract.

     There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

================================================================================
A portion of each annuity payment is usually taxable as ordinary income.
================================================================================

TAXATION OF ANNUITY BENEFIT PAYMENTS

     Normally, a portion of each annuity benefit payment is taxable as ordinary income. The taxable portion of an annuity benefit payment is equal to the excess of the payment over the "EXCLUSION AMOUNT." In the case of variable annuity payments, the exclusion amount is the investment in the contract (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by IRS regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying the payment by the ratio of (a) to (b), where:

     (a) is the investment in the contract allocated to the fixed annuity option (adjusted for any period certain or refund feature) and

     (b) is the total expected value of fixed annuity payments for the term of the contract (determined under IRS regulations).

A simplified method of determining the taxable portion of annuity payments applies to contracts issued in connection with certain qualified plans other than IRAs.

     Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.

TAXATION OF DEATH BENEFIT PROCEEDS

         Amounts may be distributed from a contract because of the death of an owner or the annuitant. During the accumulation period, death benefit proceeds are includible in income as follows:

     - if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, or

     - if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

     During the pay-out period, where a guaranteed period exists under an annuity option and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows:

     - if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or

     - if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

================================================================================
Withdrawals prior to age 59 1/2 may incur a 10% IRS penalty tax.
================================================================================

PENALTY TAX ON PREMATURE DISTRIBUTIONS

     There is a 10% IRS penalty tax on the taxable amount of any payment from a non-qualified contract. Exceptions to this penalty tax include distributions:

     -    received on or after the contract owner reaches age 59 1/2;

     - attributable to the contract owner becoming disabled (as defined in the tax law);

     - made to a beneficiary on or after the death of the contract owner or, if the contract owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law);

     - made under an annuity contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

A similar penalty tax, applicable to distributions from certain qualified contracts, is discussed below.

AGGREGATION OF CONTRACTS

     In certain circumstances, the amount of an annuity payment or a withdrawal from a contract that is includible in income may be determined by combining some or all of the non-qualified contracts owned by an individual. For example, if a person purchases a contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.

================================================================================
Special tax provisions apply to qualified plans. Consult your tax advisor prior to using the contract with a qualified plan.
================================================================================

QUALIFIED RETIREMENT PLANS

     The contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code ("QUALIFIED PLANS"). Numerous special tax rules apply to the participants in qualified plans and to the contracts used in connection with qualified plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the contract with the various types of qualified plans. Brief descriptions of various types of qualified plans in connection with which we may issue a contract are contained in Appendix D to this Prospectus. Appendix D also discusses certain potential tax consequences associated with the use of the contract with certain qualified plans which should be considered by a purchaser. Persons intending to use the contract in connection with a qualified plan should consult a tax advisor.

     The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain qualified contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax advisor and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for that contribution, are limited under qualified plans.

     If the contract is used in connection with a qualified plan, the owner and annuitant must be the same individual. If a co-annuitant is named, all distributions made while the annuitant is alive must be made to the annuitant. Also, if a co-annuitant is named who is not the annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the annuitant and co-annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances. Additionally, for contracts issued in connection with qualified plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the owner will have rights in the contract. In such a case, the owner may need the consent of the spouse or ex-spouse to change annuity options or make a withdrawal from the contract.

     In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, failure to comply with minimum distribution requirements applicable to qualified plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. In the case of certain other qualified plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

     There is also a 10% IRS penalty tax on the taxable amount of any payment from certain qualified contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a "SIMPLE retirement account" during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement (as defined in the tax law) maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of qualified plan. In the case of an "Individual Retirement Annuity" or an "IRA," including a "SIMPLE IRA," exceptions provide that the penalty tax does not apply to a payment:

     -    received on or after the contract owner reaches age 59 1/2,

     - received on or after the owner's death or because of the owner's disability (as defined in the tax law), or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law).

These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other qualified plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax advisor.

     When issued in connection with a qualified plan, a contract will be amended as generally necessary to conform to the requirements of the plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we will not be bound by terms and conditions of qualified plans to the extent those terms and conditions contradict the contract, unless we consent.

DIRECT ROLLOVERS

     If the contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "ELIGIBLE ROLLOVER DISTRIBUTION" from the contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such qualified plans, excluding certain amounts such as (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) hardship distributions as defined in the tax law.

     Under these requirements, Federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, the owner cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the person entitled to the distribution elects to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

LOANS

     A loan privilege is available only to owners of contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of ERISA. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) contracts are complicated, you should consult your tax advisor before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.

     Federal tax law also requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

     When you request a loan, we will reduce your investment in the investment accounts and transfer the amount of the loan to the "LOAN ACCOUNT," a part of our general account. You may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts in accordance with the rules for making partial withdrawals (see "WITHDRAWALS"). When a loan is repaid, the appropriate amount of the repayment will be transferred from the loan account to the investment accounts. You may designate the investment accounts to which a repayment is to be allocated. Otherwise, the repayment will be allocated in the same manner as your purchase payments are currently being allocated.

     The amount of any unpaid loans will be deducted from the death benefit otherwise payable under the contract. In addition, loans, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your contract value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your contract value will be greater than it would have been had no loan been outstanding.

FEDERAL INCOME TAX WITHHOLDING

================================================================================
We may be required to withhold amounts from some payments for Federal income tax payments.
================================================================================

     We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a contract unless the person receiving the distribution notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and rollovers from non-Roth IRAs to Roth
IRAs) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

                                 GENERAL MATTERS

================================================================================
We may advertise our investment performance.
================================================================================

PERFORMANCE DATA

     Each of the sub-accounts may quote total return figures in its advertising and sales materials. PAST PERFORMANCE FIGURES ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE OF ANY SUB-ACCOUNT. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures. Standardized figures will include average annual total return figures for one, five and ten years, or from the inception date of the relevant sub-account of the Variable Account (if that period since inception is shorter than one of those periods). Non-standardized total return figures also may be quoted, including figures that do not assume redemption at the end of the time period. Non-standardized figures may also include total return numbers from the inception date of the portfolio or ten years, whichever period is shorter. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period.

     Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which the return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which the return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts that we offer, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.

ASSET ALLOCATION AND TIMING SERVICES

     We are aware that certain third parties are offering asset allocation and timing services in connection with the contracts. In certain cases we have agreed to honor transfer instructions from such asset allocation and timing services where we have received powers of attorney, in a form acceptable to us, from the contract owners participating in the service. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted). WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACTS.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

     - termination of employment in the Texas public institutions of higher education,
     -    retirement,
     -    death, or
     -    the participant's attainment of age 70 1/2.

Accordingly, before any amounts may be distributed from the contract, proof must be furnished to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the contract value to another contract or another qualified custodian during the period of participation in the ORP. Loans are not available under contracts subject to the ORP.

================================================================================
We pay broker-dealers to sell the contracts.
================================================================================

DISTRIBUTION OF CONTRACTS

     Manufacturers Securities Services, LLC ("MSS"), a Delaware limited liability company that we control, is the principal underwriter of the contracts. MSS, located at 73 Tremont Street, Boston, Massachusetts 02108, also is the investment adviser to the Trust. MSS is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). MSS has entered into a non-exclusive promotional agent agreement with Manulife Wood Logan, Inc. ("MANULIFE WOOD LOGAN"). Manulife Wood Logan is a broker-dealer registered under the 1934 Act and a member of the NASD. Manulife Wood Logan is an indirect wholly owned subsidiary of MFC. Sales of the contracts will be made by registered representatives of broker-dealers authorized by MSS to sell the contracts. Those registered representatives will also be our licensed insurance agents. Under the promotional agent agreement, Manulife Wood Logan will recruit and provide sales training and licensing assistance to those registered representatives. In addition, Manulife Wood Logan will prepare sales and promotional materials for our approval.

CONTRACT OWNER INQUIRIES

     Your inquiries should be directed to our Annuity Service Office mailing address at P.O. Box 9230, Boston, Massachusetts 02205-9230.

CONFIRMATION STATEMENTS

     You will be sent confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to our Annuity Service Office. If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

LEGAL PROCEEDINGS

     There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither we nor MSS are involved in any litigation that is of material importance to either, or that relates to the Variable Account.

VOTING INTEREST

     We will vote shares of the Trust portfolios held in the Variable Account at shareholder meetings according to voting instructions received from the persons having the voting interest under the contracts.

     Accumulation Period. During the accumulation period, the contract owner has the voting interest under a contract. The number of votes for each portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

     Pay-out Period. During the pay-out period, the annuitant has the voting interest under a contract. The number of votes as to each portfolio for which voting instructions may be given is determined by dividing the reserve for the contract allocated to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

     Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a contract will usually decrease after commencement of annuity payments. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting.

REINSURANCE ARRANGEMENTS

     We utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no contract owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that are currently reinsured include guaranteed death benefits and fixed account guarantees.

                                   APPENDIX A

                                  SPECIAL TERMS

           The following terms as used in this Prospectus have the indicated meanings:

           Accumulation Period - The period between the issue date of the contract and the maturity date of the contract. During this period, purchase payments are typically made to the contract by the owner.

           Accumulation Unit - A unit of measure that is used to calculate the value of the variable portion of the contract before the maturity date.

           Annuitant - Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The "annuitant" and "co-annuitant" will be referred to collectively as "annuitant." The "annuitant" is as designated on the contract or certificate specification page, unless changed.

           Annuity Option - The method selected by the contract owner (or as specified in the contract if no selection is made) for annuity payments made by the Company.

           Annuity Service Office - The mailing address of the service office is P.O. Box 9230, Boston, Massachusetts 02205-9230.

           Annuity Unit - A unit of measure that is used after the maturity date to calculate variable annuity payments.

           Beneficiary - The person, persons or entity entitled to the death benefit under the contract upon the death of a contract owner or, in certain circumstances, an annuitant. The beneficiary is as specified in the contract or certificate specifications page, unless changed. If there is a surviving contract owner, that person will be deemed the beneficiary.

           Certificate - The document issued to each owner which summarizes the rights and benefits of the owner under the contract.

           Contingent Beneficiary - The person, persons or entity to become the beneficiary if the beneficiary is not alive. The contingent beneficiary is as specified in the application, unless changed.

           Contract Anniversary - In the case of an individual annuity contract, the anniversary of the contract date. For a group contract, the anniversary of the date of issue of a certificate under the contract.

           Contract Date - In the case of an individual annuity contract, the date of issue of the contract. In the case of a group annuity contract, the effective date of participation under the group annuity contract as designated in the certificate specifications page.

           Contract Value - The total of the investment account values and, if applicable, any amount in the loan account attributable to the contract.

           Contract Year - The period of twelve consecutive months beginning on the contract date or any anniversary thereof.

           Debt - Any amounts in the loan account attributable to the contract plus any accrued loan interest. The loan provision is applicable to certain qualified contracts only.

           Due Proof of Death - Due Proof of Death is required upon the death of the contract owner or annuitant, as applicable. One of the following must be received at the Annuity Service Office within one year of the date of death:

(a)      A certified copy of a death certificate;

(b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

(c)      Any other proof satisfactory to us.

Death benefits will be paid within 7 days of receipt of due proof of death and all required claim forms at the Company's Annuity Service Office.

           Fixed Annuity - An annuity option with payments which are predetermined and guaranteed as to dollar amount.

           General Account - All the assets of the Company other than assets in separate accounts.

           Group Holder - In the case of a group annuity contract, the person, persons or entity to whom the contract is issued.

           Investment Account - An account established by the Company which represents a contract owner's interest in an investment option prior to the maturity date.

           Investment Account Value - The value of a contract owner's investment in an investment account.

           Investment Options - The investment choices available to contract owners.

           Loan Account - The portion of the general account that is used for collateral when a loan is taken.

           Market Value Charge - A charge that may be assessed if amounts are withdrawn or transferred from the three, five or seven year investment options prior to the end of the interest rate guarantee period.

           Maturity Date - The date on which annuity benefits commence. The maturity date is the date specified on the contract or certificate specifications page and is generally the first day of the month following the later of the annuitant's 85th birthday or the tenth contract anniversary, unless changed.

           Net Purchase Payment - The purchase payment less the amount of premium tax.

           Non-Qualified Certificates - Certificates issued under non-qualified Contracts.

           Non-Qualified Contracts - Contracts which are not issued under qualified plans.

           Owner or Contract Owner - In the case of an individual contract, the person, persons (co-owner) or entity entitled to all of the ownership rights under the contract. In the case of a group annuity contract, the person, persons or entity named in a certificate and entitled to all of the ownership rights under the contract not expressly reserved to the group holder. The owner has the legal right to make all changes in contractual designations where specifically permitted by the contract. The owner is as specified in the contract or certificate specifications page, unless changed. The maximum issue age is 85.

           Pay-out Period - The pay-out period is the period when we make annuity benefit payments to you.

           Portfolio - A separate investment portfolio of the Trust, a mutual fund in which the Variable Account invests, or of any successor or additional mutual funds.

           Purchase Payment - An amount paid by a contract owner to the Company as consideration for the benefits provided by the contract.

           Qualified Certificates - Certificates issued under qualified contracts.

           Qualified Contracts - Contracts issued under qualified plans.

           Qualified Plans - Retirement plans which receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Internal Revenue Code of 1986, as amended.

           Separate Account - A segregated account of the Company that is not commingled with the Company's general assets and obligations.

           Sub-Account(s) - One or more of the sub-accounts of the Variable Account. Each sub-account is invested in shares of a different portfolio.

           Valuation Date - Any date on which the New York Stock Exchange is open for business and the net asset value of a portfolio is determined.

           Valuation Period - Any period from one valuation date to the next, measured from the time on each such date that the net asset value of each portfolio is determined.

           Variable Account - The Variable Account, which is a separate account of the Company.

           Variable Annuity - An annuity option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified sub-accounts.

                                   APPENDIX B

                  EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGE*

EXAMPLE 1 - Assume a single payment of $______ is made into the contract, no transfers are made, no additional payments are made and there are no partial withdrawals. The table below illustrates four examples of the withdrawal charges that would be imposed if the contract is completely withdrawn, based on hypothetical contract values.


      CONTRACT               HYPOTHETICAL                  FREE                                                  WITHDRAWAL
        YEAR                   CONTRACT                 WITHDRAWAL                PAYMENTS                         CHARGE
                                VALUE                     AMOUNT                 LIQUIDATED            ----------------------------
                                                                                                       PERCENT               AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
         __                     ______                   ______(a)                 ______                 __%                  _____
         __                     ______                   ______(b)                 ______                 __%                  _____
         __                     ______                   ______(c)                 ______                 __%                  _____
         __                     ______                   ______(d)                 ______                 __%                  _____

----------

(a) During any contract year the free withdrawal amount is the greater of accumulated earnings, or 10% of the total payments made under the contract less any prior partial withdrawals in that contract year. In the second contract year the earnings under the contract and 10% of payments both equal $_____. Consequently, on total withdrawal $_____ is withdrawn free of the withdrawal charge, the entire $______ payment is liquidated and the withdrawal charge is assessed against such liquidated payment (contract value less free withdrawal amount).

(b) In the example for the fourth contract year, the accumulated earnings of $___ is less than 10% of payments, therefore the free withdrawal amount is equal to 10% of payments ($____ X 10% = $_____) and the withdrawal charge is only applied to payments liquidated (contract value less free withdrawal amount).

(c) In the example for the sixth contract year, the accumulated earnings of $______ is greater than 10% of payments ($_____), therefore the free withdrawal amount is equal to the accumulated earnings of $______ and the withdrawal charge is applied to the payments liquidated (contract value less free withdrawal amount).

(d) There is no withdrawal charge on any payments liquidated that have been in the contract for at least __ years.

EXAMPLE 2 - Assume a single payment of $_____ is made into the contract, no transfers are made, no additional payments are made and there are a series of four partial withdrawals made during the third contract year of $_____, $_____, $_____, and $_____.


                                                                                                            WITHDRAWAL
        HYPOTHETICAL             PARTIAL                  FREE                                                CHARGE
          CONTRACT              WITHDRAWAL             WITHDRAWAL              PAYMENTS           ------------------------------
           VALUE                REQUESTED                AMOUNT               LIQUIDATED          PERCENT                 AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
           ______                 _____                ______(a)                _____               __%                    ___
           ______                 _____                ______(b)                _____               __%                    ___
           ______                 _____                ______(c)                _____               __%                    ___
           ______                 _____                ______(d)                _____               __%                    ___

----------

(a) The free withdrawal amount during any contract year is the greater of the contract value less the unliquidated payments (accumulated earnings), or 10% of payments less 100% of all prior withdrawals in that contract year. For the first example, accumulated earnings of $______ is the free withdrawal amount since it is greater than 10% of payments less prior withdrawals ($_____-__). The amount requested ($_____) is less than the free withdrawal amount so no payments are liquidated and no withdrawal charge applies.

(b) The contract has negative accumulated earnings ($______-$______), so the free withdrawal amount is limited to 10% of payments less all prior withdrawals. Since $_____ has already been withdrawn in the current contract year, the remaining free withdrawal amount during the third contract year is $_____. The $______ partial withdrawal will consist of $_____ free of withdrawal charge, and the remaining $_____ will be subject to a withdrawal charge and result in payments being liquidated. The remaining unliquidated payments are $______.

(c) The contract has increased in value to $______. The unliquidated payments are $______ so the accumulated earnings are $______, which is greater than 10% of payments less prior withdrawals ($______-$______-$_____). Hence the free withdrawal amount is $_____.
         Therefore, $______ of the $_____ partial withdrawal will be subject to a withdrawal charge and result in payments being liquidated. The remaining unliquidated payments are $______.

(d) The free withdrawal amount is zero since the contract has negative accumulated earnings ($______-$______) and the full 10% of payments ($_____) has already been withdrawn. The full amount of $_____ will result in payments being liquidated subject to a withdrawal charge. At the beginning of the next contract year the full 10% of payments would be available again for withdrawal requests during that year.

                                   APPENDIX C

                               STATE PREMIUM TAXES

           Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax advisor should be consulted.

                                                     TAX RATE

                                                                            QUALIFIED                         NON-QUALIFIED
STATE                                                                       CONTRACTS                           CONTRACTS

CALIFORNIA....................................................                0.50%                               2.35%
MAINE.........................................................                0.00%                               2.00%
NEVADA........................................................                0.00%                               3.50%
PUERTO RICO...................................................                1.00%                               1.00%
SOUTH DAKOTA*.................................................                0.00%                               1.25%
WEST VIRGINIA.................................................                1.00%                               1.00%
WYOMING.......................................................                0.00%                               1.00%


* Premium tax paid upon receipt of premium (no tax at annuitization if tax paid on premium at issue).

                                   APPENDIX D

                              QUALIFIED PLAN TYPES

           Set forth below are brief descriptions of the types of qualified plans in connection with which we will issue contracts. Certain potential tax consequences associated with use of the contract in connection with qualified plans are also described. Persons intending to use the contract in connection with qualified plans should consult their tax advisor.

           Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. The contract may not, however be used in connection with an "Education IRA" under Section 530 of the Code.

           IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid and the contract value. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the contract's death benefit could be viewed as providing life insurance coverage with the result that the contract would not be viewed as satisfying the requirements of an IRA.

           Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the treatment of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SEP-IRAs).

           SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SIMPLE IRAs).

           Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.

           Among the differences are that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the owner was made. Second, the distribution must be:

-        made after the owner attains age 59-1/2;

-        made after the owner's death;

-        attributable to the owner being disabled; or

-        a qualified first-time homebuyer distribution within the meaning of
         Section 72(t)(2)(F) of the Code.

           In addition, distributions from Roth IRAs need not commence when the owner attains age 70-1/2 . A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA, but a Roth IRA may not accept rollover contributions from other qualified plans.

           As described above (see "Individual Retirement Annuities"), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which include Roth IRAs). Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA.

           Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts in order to provide benefits under the plans. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants.

           Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts. In particular, purchasers should consider that the contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." If so, the contract owner could be deemed to receive currently taxable income. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity. Even if the IRS characterized the benefit under the contract as an incidental death benefit, the death benefit is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her tax-sheltered annuity plan.

           Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

- contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

-        earnings on those contributions, and

- earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989.

These amounts can be paid only if the employee has reached age 59-1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the contract value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

           Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes. The contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the contract.

                                   APPENDIX E


                        PENNSYLVANIA MAXIMUM MATURITY AGE

For all certificates issued in Pennsylvania the maximum maturity age based upon the issue age of the annuitant is as follows:

                         ISSUE AGE                                      MAXIMUM MATURITY AGE

                         70 or less                                                 85
                         71-75                                                      86
                         76-80                                                      88
                         81-85                                                      90
                         86-90                                                      93
                         91-93                                                      96
                         94-95                                                      98
                         96-97                                                      99
                         98-99                                                     101
                         100-101                                                   102
                         102                                                       103
                         103                                                       104
                         104                                                       105
                         105                                                       106

           It is required that the annuitant exercise a settlement annuity option no later than the maximum maturity age stated above. For example an annuitant age 60 at issue must exercise a settlement option prior to the attainment of age 86. The Company will use the issue age of the youngest named annuitant in the determination of the required settlement option date.

           If certificates are issued with annuitants over age 84, a withdrawal charge could be imposed if they terminate the certificate rather than elect a settlement option upon attainment of the maximum maturity age. This is a result of the restrictions by Pennsylvania in combination with the 7-year withdrawal charge schedule of the certificate.

                                     PART B



                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

  THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT A


                                       OF


                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                OF NORTH AMERICA



                       FLEXIBLE PURCHASE PAYMENT DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING








         This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company of North America at the mailing address of the Annuity Service Office, P.O. Box 9230, Boston, Massachusetts 02205-9230 or telephoning (800) 344-1029.


     The date of this Statement of Additional Information is August __, 2001



            The Manufacturers Life Insurance Company of North America
                         500 Boylston Street, Suite 400
                        Boston, Massachusetts 02116-3739
                                 (617) 663-3000
                                 (800) 344-1029


3YRCDSCSAI

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


General Information and History...........................................     3
Performance Data..........................................................     3
Services
     Independent Auditors.................................................    16
     Servicing Agent......................................................    16
     Principal Underwriter................................................    16
Audited Financial Statements..............................................    17

                         GENERAL INFORMATION AND HISTORY

         The Manufacturers Life Insurance Company of North America Separate Account A (the "VARIABLE ACCOUNT") is a separate investment account of The Manufacturers Life Insurance Company of North America ("WE" or "US"). We are a stock life insurance company organized under the laws of Delaware in 1979. Our principal office is located at 500 Boylston Street, Suite 400, Boston, Massachusetts 02116-3739. Prior to October 1, 1997, we were known as North American Security Life Insurance Company. Our ultimate parent is Manulife Financial Corporation ("MFC") a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as MANULIFE FINANCIAL.

         Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                PERFORMANCE DATA

         Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both:

          -    redemption at the end of the time period, and

          -    not assuming redemption at the end of the time period.

Standardized figures include total return figures from:

          - the inception date of the sub-account of the Variable Account which invests in the portfolio, or

          -    ten years, whichever period is shorter.

Non-standardized figures include total return numbers from:

          -    inception date of the portfolio, or

          -    ten years, whichever period is shorter.

         Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods, and where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.

         In calculating standardized return figures, all recurring charges (all asset charges - mortality and expense risk fees, administrative fees and distribution fees) are reflected, and the asset charges are reflected in changes in unit values. Standardized total return figures will be quoted assuming redemption at the end of the period. Non-standardized total return figures reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns. Non-standardized total return figures not reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period and do not reflect deduction of the annual contract fee. We believe such non-standardized figures not reflecting redemptions at the end of the time period are useful to contract owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual contract owner.

         For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts offered by us; adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.

                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000

                                                                               SINCE INCEPTION
                                                                                 OR 10 YEARS,         INCEPTION
PORTFOLIO                                    1 YEAR           5 YEAR         WHICHEVER IS SHORTER        DATE(A)
Pacific Rim Emerging Markets                                                                           01/01/97

Internet Technologies                                                                                  05/01/00

Science & Technology                                                                                   01/01/97

International Small Cap                                                                                03/04/96

Aggressive Growth                                                                                      01/01/97

Emerging Small Company                                                                                 01/01/97

Small Company Blend                                                                                    05/03/99

Dynamic Growth                                                                                         05/01/00

Mid Cap Stock                                                                                          05/03/99

All Cap Growth                                                                                         03/04/96

Overseas                                                                                               01/09/95

International Stock                                                                                    01/01/97

International Value                                                                                    05/03/99

Capital Appreciation                                                                                   11/01/00

Strategic Opportunities(1)/                                                                            06/18/85

Small Company Value                                                                                    10/01/97

Global Equity                                                                                          03/18/88

Growth                                                                                                 07/15/96

Large Cap Growth                                                                                       08/03/89

Quantitative Equity                                                                                    01/01/97

Blue Chip Growth                                                                                       12/11/92

Real Estate Securities                                                                                 01/01/97

Value                                                                                                  01/01/97

Tactical Allocation                                                                                    05/01/00

Growth & Income                                                                                        04/23/91

U.S. Large Cap Value                                                                                   05/03/99

Equity-Income                                                                                          02/19/93

Income & Value                                                                                         08/03/89

Balanced                                                                                               01/01/97

High Yield                                                                                             01/01/97

Strategic Bond                                                                                         02/19/93

Global Bond                                                                                            03/18/88

Total Return                                                                                           05/03/99

Investment Quality Bond                                                                                06/18/85

Diversified Bond                                                                                       08/03/89

U.S. Government Securities                                                                             03/18/88

Money Market                                                                                           06/18/85

Small Cap Index                                                                                        05/01/00

International Index                                                                                    05/01/00

Mid Cap Index                                                                                          05/01/00

Total Stock Market Index                                                                               05/01/00

500 Index                                                                                              05/01/00

Lifestyle Aggressive 1000                                                                              01/07/97

Lifestyle Growth 820                                                                                   01/07/97

Lifestyle Balanced 640                                                                                 01/07/97

Lifestyle Moderate 460                                                                                 01/07/97

Lifestyle Conservative 280                                                                             01/07/97

(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B)      10 year average annual return.

(1)/     Formerly, Mid Cap Blend.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000

                                                                                SINCE INCEPTION
                                                                                  OR 10 YEARS,        INCEPTION
PORTFOLIO                                     1 YEAR           5 YEAR         WHICHEVER IS SHORTER       DATE
Pacific Rim Emerging Markets(A)                                                                        10/04/94

Internet Technologies                                                                                  05/01/00

Science & Technology                                                                                   01/01/97

International Small Cap                                                                                03/04/96

Aggressive Growth                                                                                      01/01/97

Emerging Small Company                                                                                 01/01/97

Small Company Blend                                                                                    05/03/99

Dynamic Growth                                                                                         05/01/00

Mid Cap Stock                                                                                          05/03/99

All Cap Growth                                                                                         03/04/96

Overseas                                                                                               01/09/95

International Stock                                                                                    01/01/97

International Value                                                                                    05/03/99

Capital Appreciation                                                                                   11/01/00

Strategic Opportunities(1)/                                                                            06/18/85

Small Company Value                                                                                    10/01/97

Global Equity                                                                                          03/18/88

Growth                                                                                                 07/15/96

Large Cap Growth                                                                                       08/03/89

Quantitative Equity(A)                                                                                 04/30/87

Blue Chip Growth                                                                                       12/11/92

Real Estate Securities(A)                                                                              04/30/87

Value                                                                                                  01/01/97

Tactical Allocation                                                                                    05/01/00

Growth & Income                                                                                        04/23/91

U.S. Large Cap Value                                                                                   05/03/99

Equity-Income                                                                                          02/19/93

Income & Value                                                                                         08/03/89

Balanced                                                                                               01/01/97

High Yield                                                                                             01/01/97

Strategic Bond                                                                                         02/19/93

Global Bond                                                                                            03/18/88

Total Return                                                                                           05/03/99

Investment Quality Bond                                                                                06/18/85

Diversified Bond                                                                                       08/03/89

U.S. Government Securities                                                                             03/18/88

Money Market                                                                                           06/18/85

Small Cap Index                                                                                        05/01/00

International Index                                                                                    05/01/00

Mid Cap Index                                                                                          05/01/00

Total Stock Market Index                                                                               05/01/00

500 Index                                                                                              05/01/00

Lifestyle Aggressive 1000                                                                              01/07/97

Lifestyle Growth 820                                                                                   01/07/97

Lifestyle Balanced 640                                                                                 01/07/97

Lifestyle Moderate 460                                                                                 01/07/97

Lifestyle Conservative 280                                                                             01/07/97

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return

(1)/ Formerly, Mid Cap Blend.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000

                                                                               SINCE INCEPTION
                                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                                    1 YEAR           5 YEAR         WHICHEVER IS SHORTER       DATE
Pacific Rim Emerging Markets(A)                                                                       10/04/94

Internet Technologies                                                                                 05/01/00

Science & Technology                                                                                  01/01/97

International Small Cap                                                                               03/04/96

Aggressive Growth                                                                                     01/01/97

Emerging Small Company                                                                                01/01/97

Small Company Blend                                                                                   05/03/99

Dynamic Growth                                                                                        05/01/00

Mid Cap Stock                                                                                         05/03/99

All Cap Growth                                                                                        03/04/96

Overseas                                                                                              01/09/95

International Stock                                                                                   01/01/97

International Value                                                                                   05/03/99

Capital Appreciation                                                                                  11/01/00

Strategic Opportunities(1)/                                                                           06/18/85

Small Company Value                                                                                   10/01/97

Global Equity                                                                                         03/18/88

Growth                                                                                                07/15/96

Large Cap Growth                                                                                      08/03/89

Quantitative Equity(A)                                                                                04/30/87

Blue Chip Growth                                                                                      12/11/92

Real Estate Securities(A)                                                                             04/30/87

Value                                                                                                 01/01/97

Tactical Allocation                                                                                   05/01/00

Growth & Income                                                                                       04/23/91

U.S. Large Cap Value                                                                                  05/03/99

Equity-Income                                                                                         02/19/93

Income & Value                                                                                        08/03/89

Balanced                                                                                              01/01/97

High Yield                                                                                            01/01/97

Strategic Bond                                                                                        02/19/93

Global Bond                                                                                           03/18/88

Total Return                                                                                          05/03/99

Investment Quality Bond                                                                               06/18/85

Diversified Bond                                                                                      08/03/89

U.S. Government Securities                                                                            03/18/88

Money Market                                                                                          06/18/85

Small Cap Index                                                                                       05/01/00

International Index                                                                                   05/01/00

Mid Cap Index                                                                                         05/01/00

Total Stock Market Index                                                                              05/01/00

500 Index                                                                                             05/01/00

Lifestyle Aggressive 1000                                                                             01/07/97

Lifestyle Growth 820                                                                                  01/07/97

Lifestyle Balanced 640                                                                                01/07/97

Lifestyle Moderate 460                                                                                01/07/97

Lifestyle Conservative 280                                                                            01/07/97

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return.

(1)/ Formerly, Mid Cap Blend.

                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000



                                                                              SINCE INCEPTION
                                                                                OR 10 YEARS,          INCEPTION
PORTFOLIO                                   1 YEAR           5 YEAR         WHICHEVER IS SHORTER       DATE(A)

Pacific Rim Emerging Markets                                                                          01/01/97

Internet Technologies                                                                                 05/01/00

Science & Technology                                                                                  01/01/97

International Small Cap                                                                               03/04/96

Aggressive Growth                                                                                     01/01/97

Emerging Small Company                                                                                01/01/97

Small Company Blend                                                                                   05/03/99

Dynamic Growth                                                                                        05/01/00

Mid Cap Stock                                                                                         05/03/99

All Cap Growth                                                                                        03/04/96

Overseas                                                                                              01/09/95

International Stock                                                                                   01/01/97

International Value                                                                                   05/03/99

Capital Appreciation                                                                                  11/01/00

Strategic Opportunities(1)/                                                                           06/18/85

Small Company Value                                                                                   10/01/97

Global Equity                                                                                         03/18/88

Growth                                                                                                07/15/96

Large Cap Growth                                                                                      08/03/89

Quantitative Equity                                                                                   01/01/97

Blue Chip Growth                                                                                      12/11/92

Real Estate Securities                                                                                01/01/97

Value                                                                                                 01/01/97

Tactical Allocation                                                                                   05/01/00

Growth & Income                                                                                       04/23/91

U.S. Large Cap Value                                                                                  05/03/99

Equity-Income                                                                                         02/19/93

Income & Value                                                                                        08/03/89

Balanced                                                                                              01/01/97


High Yield                                                                                            01/01/97

Strategic Bond                                                                                        02/19/93

Global Bond                                                                                           03/18/88

Total Return                                                                                          05/03/99

Investment Quality Bond                                                                               06/18/85

Diversified Bond                                                                                      08/03/89

U.S. Government Securities                                                                            03/18/88

Money Market                                                                                          06/18/85

Small Cap Index                                                                                       05/01/00

International Index                                                                                   05/01/00

Mid Cap Index                                                                                         05/01/00

Total Stock Market Index                                                                              05/01/00

500 Index                                                                                             05/01/00

Lifestyle Aggressive 1000                                                                             01/07/97

Lifestyle Growth 820                                                                                  01/07/97

Lifestyle Balanced 640                                                                                01/07/97

Lifestyle Moderate 460                                                                                01/07/97

Lifestyle Conservative 280                                                                            01/07/97

(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B) 10 year average annual return.

(1)/ Formerly, Mid Cap Blend.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000

                                                                              SINCE INCEPTION
                                                                                OR 10 YEARS,          INCEPTION
PORTFOLIO                                   1 YEAR           5 YEAR         WHICHEVER IS SHORTER         DATE

Pacific Rim Emerging Markets(A)                                                                       10/04/94

Internet Technologies                                                                                 05/01/00

Science & Technology                                                                                  01/01/97

International Small Cap                                                                               03/04/96

Aggressive Growth                                                                                     01/01/97

Emerging Small Company                                                                                01/01/97

Small Company Blend                                                                                   05/03/99

Dynamic Growth                                                                                        05/01/00

Mid Cap Stock                                                                                         05/03/99

All Cap Growth                                                                                        03/04/96

Overseas                                                                                              01/09/95

International Stock                                                                                   01/01/97

International Value                                                                                   05/03/99

Capital Appreciation                                                                                  11/01/00

Strategic Opportunities(1)/                                                                           06/18/85

Small Company Value                                                                                   10/01/97

Global Equity                                                                                         03/18/88

Growth                                                                                                07/15/96

Large Cap Growth                                                                                      08/03/89

Quantitative Equity(A)                                                                                04/30/87

Blue Chip Growth                                                                                      12/11/92

Real Estate Securities(A)                                                                             04/30/87

Value                                                                                                 01/01/97

Tactical Allocation                                                                                   05/01/00

Growth & Income                                                                                       04/23/91

U.S. Large Cap Value                                                                                  05/03/99

Equity-Income                                                                                         02/19/93

Income & Value                                                                                        08/03/89

Balanced                                                                                              01/01/97

High Yield                                                                                            01/01/97

Strategic Bond                                                                                        02/19/93

Global Bond                                                                                           03/18/88

Total Return                                                                                          05/03/99

Investment Quality Bond                                                                               06/18/85

Diversified Bond                                                                                      08/03/89

U.S. Government Securities                                                                            03/18/88

Money Market                                                                                          06/18/85

Small Cap Index                                                                                       05/01/00

International Index                                                                                   05/01/00

Mid Cap Index                                                                                         05/01/00

Total Stock Market Index                                                                              05/01/00

500 Index                                                                                             05/01/00

Lifestyle Aggressive 1000                                                                             01/07/97

Lifestyle Growth 820                                                                                  01/07/97

Lifestyle Balanced 640                                                                                01/07/97

Lifestyle Moderate 460                                                                                01/07/97

Lifestyle Conservative 280                                                                            01/07/97

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return.

(1)/ Formerly, Mid Cap Blend.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000

                                                                              SINCE INCEPTION
                                                                                OR 10 YEARS,          INCEPTION
PORTFOLIO                                   1 YEAR           5 YEAR         WHICHEVER IS SHORTER         DATE

Pacific Rim Emerging Markets(A)                                                                       10/04/94

Internet Technologies                                                                                 05/01/00

Science & Technology                                                                                  01/01/97

International Small Cap                                                                               03/04/96

Aggressive Growth                                                                                     01/01/97

Emerging Small Company                                                                                01/01/97

Small Company Blend                                                                                   05/03/99

Dynamic Growth                                                                                        05/01/00

Mid Cap Stock                                                                                         05/03/99

All Cap Growth                                                                                        03/04/96

Overseas                                                                                              01/09/95

International Stock                                                                                   01/01/97

International Value                                                                                   05/03/99

Capital Appreciation                                                                                  11/01/00

Strategic Opportunities(1)/                                                                           06/18/85

Small Company Value                                                                                   10/01/97

Global Equity                                                                                         03/18/88

Growth                                                                                                07/15/96

Large Cap Growth                                                                                      08/03/89

Quantitative Equity(A)                                                                                04/30/87

Blue Chip Growth                                                                                      12/11/92

Real Estate Securities(A)                                                                             04/30/87

Value                                                                                                 01/01/97

Tactical Allocation                                                                                   05/01/00

Growth & Income                                                                                       04/23/91

U.S. Large Cap Value                                                                                  05/03/99

Equity-Income                                                                                         02/19/93

Income & Value                                                                                        08/03/89

Balanced                                                                                              01/01/97

High Yield                                                                                            01/01/97

Strategic Bond                                                                                        02/19/93

Global Bond                                                                                           03/18/88

Total Return                                                                                          05/03/99

Investment Quality Bond                                                                               06/18/85

Diversified Bond                                                                                      08/03/89

U.S. Government Securities                                                                            03/18/88

Money Market                                                                                          06/18/85

Small Cap Index                                                                                       05/01/00

International Index                                                                                   05/01/00

Mid Cap Index                                                                                         05/01/00

Total Stock Market Index                                                                              05/01/00

500 Index                                                                                             05/01/00

Lifestyle Aggressive 1000                                                                             01/07/97

Lifestyle Growth 820                                                                                  01/07/97

Lifestyle Balanced 640                                                                                01/07/97

Lifestyle Moderate 460                                                                                01/07/97

Lifestyle Conservative 280                                                                            01/07/97

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return.

(1)/ Formerly, Mid Cap Blend.


                                    * * * * *

         In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in their advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.

                                    SERVICES

INDEPENDENT AUDITORS

         The consolidated financial statements of the Company at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and of the Variable Account at December 31, 2000 and for each of the two years in the period ended December 31, 2000 appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SERVICING AGENT

         Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

     -    daily updates on:

          -    accumulation unit values,

          -    variable annuity participants and transactions,

          -    agent production and commissions;

     -    semimonthly commission statements;

     -    monthly summaries of agent production and daily transaction reports;

     -    semiannual statements for contract owners;

     -    and annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

PRINCIPAL UNDERWRITER

         Manufacturers Securities Services, LLC ("MSS") is a Delaware limited liability company controlled by us. It serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to MSS in 2000, 1999 and 1998 were $_____, $183,494,116 and $122,828,714, respectively. MSS did not retain any of these amounts during such periods.

                                     PART C



                                OTHER INFORMATION

Guide to Name Changes and Successions:

The following name changes took place October 1, 1997:

      Old Name                                          New Name

NASL Variable Account                         The Manufacturers Life Insurance
                                              Company of North America
                                              Separate Account A

North American Security Life                  The Manufacturers Life Insurance
Insurance Company                             Company of North America

The following name changes took place November 1, 1997:

     Old Name                                           New Name

NAWL Holding Co., Inc.                        Manulife-Wood Logan Holding Co.,
                                              Inc.

The following name changes took place September 24, 1999:

      Old Name                                          New Name
Wood Logan Associates, Inc.                    Manulife Wood Logan, Inc.


On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

                                    * * * * *

Item 24.  Financial Statements and Exhibits

          (a)  Financial Statements

               (1) Financial Statements of the Registrant, The Manufacturers Life Insurance Company of North America Separate Account A (formerly NASL Variable Account) - TO BE FILED BY AMENDMENT

               (2) Financial Statements of the Depositor, The Manufacturers Life Insurance Company of North America (formerly North American Security Life Insurance Company) - TO BE FILED BY AMENDMENT

          (b)  Exhibits

               (1)  (i) Resolution of the Board of Directors of North American
                        Security Life Insurance Company establishing the NASL Variable Account -- Previously filed as Exhibit
                        (b)(1)(i) to post-effective amendment no. 4 to Form N-4 filed February 25, 1998.

                   (ii) Resolution of the Board of Directors of North American
                        Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated May 30, 1995 -- Previously filed as Exhibit (b)(1)(ii) to post-effective amendment no. 2 to Form N-4 filed March 1, 1996.

                  (iii) Resolution of the Board of Directors of North American
                        Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated September 30, 1996 -- Previously filed as Exhibit (b)(1)(iii) to post-effective amendment no. 3 to Form N-4 filed April 29, 1997.

                   (iv) Resolution of the Board of Directors of North American
                        Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated September 30, 1996 -- Previously filed as Exhibit (b)(1)(iv) to post-effective amendment no. 3 to Form N-4 filed April 29, 1997.

                    (v) Resolution of the Board of Directors of North American Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create four additional sub-accounts dated September 26, 1997 -- Previously filed as Exhibit (b)(1)(v) to post-effective amendment no. 4 to Form N-4 filed February 25, 1998.

               (2)  Agreements for custody of securities and similar investments
                    - Not Applicable.

               (3)   (i)  Underwriting Agreement between North American Security
                          Life Insurance Company (Depositor) and NASL Financial Services, Inc. (Underwriter) - Previously filed as Exhibit (b)(3)(i) to post-effective amendment no. 6 to Form N-4 filed March 1, 1999.

                    (ii) Promotional Agent Agreement between NASL Financial Services, Inc. (Underwriter), North American Security Life Insurance Company (Depositor), Wood Logan Associates, Inc. (Promotional Agent) and NAWL Holding Company, Inc. -- Previously filed as Exhibit
                          (b)(3)(ii) to post-effective amendment no. 3 to Form N-4 filed April 29, 1997.

                    (iii) Amendment to Promotional Agent Agreement - Previously
                          filed as Exhibit (b)(3)(iii) to post-effective amendment no. 4 to Form N-4 filed February 25, 1998.

                    (iv) Form of Selling Agreement between The Manufacturers Life Insurance Company of North America, Manufacturers Securities Services, LLC, Selling Broker-Dealer and General Agent-- Previously filed as Exhibit (b)(3)(iv) to post-effective amendment no. 4 to Form N-4 filed February 25, 1998.

               (4)  (i) Specimen Flexible Purchase Payment Individual Deferred
                        Combination Fixed and Variable Annuity Contract, Non-Participating - FILED HEREWITH

               (5)  (i) Specimen Application for Flexible Purchase Deferred
                        Combination Fixed and Variable Annuity Contract, Non-Participating - TO BE FILED BY AMENDMENT

               (6)    (i) Certificate of Incorporation of North American
                          Security Life Insurance Company -- Incorporated by reference to Exhibit (3)(i) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed November 14, 1997.

                     (ii) Certificate of Amendment of Certificate of
                          Incorporation of the Company, Name Change July 1984 -- Incorporated by reference to Exhibit (3)(i)(a) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed November 14, 1997.

                    (iii) Certificate of Amendment of Certificate of
                          Incorporation of the Company, Authorization of Capital December 1994 -- Incorporated by reference to Exhibit
                          (3)(i)(b) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed November 14, 1997.

                     (iv) Certificate of Amendment of Certificate of
                          Incorporation, Name change March 1997 -- Incorporated by reference to Exhibit (3)(i)(a) to post effective amendment no. 1 to Form S-1 on behalf of The Manufacturers Life Insurance Company of North America, file number 333-6011, filed October 9, 1997.

                      (v) Certificate of Amendment of Certificate of
                          Incorporation of the Company, Registered Agent July 1997 -- Incorporated by reference to Exhibit (3)(i)(c) to Form 10Q of The Manufacturers Life Insurance Company of North America filed November 14, 1997.

                    (vi) Amended and Restated By-laws of The Manufacturers Life
                         Insurance Company of North America -- Incorporated by reference to Exhibit (3)(ii) to Form 10Q of The Manufacturers Life Insurance Company of North America filed November 14, 1997.

               (7)  (i)  Contract of reinsurance in connection with the variable annuity contracts being offered - Form of Reinsurance and Accounts Receivable Agreements between North American Security Life Insurance Company and ITT Lyndon Life, effective December 31, 1993 and amendments thereto -- Previously filed as Exhibit (b)(7)(i) to post-effective amendment no. 4 to Form N-4 filed February 25, 1998.

                    (ii)(A)(i) Contract of reinsurance in connection with
                               variable annuity contracts being offered -
                               Reinsurance and Guaranteed Death Benefits
                               Agreement between North American Security Life Insurance Company and Connecticut General Life Insurance Company, effective July 1, 1995 (v20/21) -- Previously filed as Exhibit
                               (b)(7)(ii) to post-effective amendment no. 2 to Form N-4, file number 33-76162 filed March 1, 1996.

                    (A)(ii) Contract of reinsurance in connection with variable annuity contracts being offered - Reinsurance and Guaranteed Death Benefits Agreement between North American Security Life Insurance Company and Connecticut General Life Insurance Company, effective July 1, 1998 (Ven 20 Series) - Previously filed as Exhibit
                               (b)(7)(ii)(A)(ii) to post-effective amendment no. 6 to Form N-4 filed March 1, 1999.

                    (B)(i) Contract of reinsurance in connection with variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract between North American Security Life Insurance Company and Connecticut General Life Insurance Company, effective July 1, 1995 (v7) -- Previously filed as Exhibit
                               (b)(7)(i) to post-effective amendment no. 9 to Form N-4, file number 33-28455 filed March 1, 1996.

                    (B)(ii) Amendment to Contract of reinsurance in connection with variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract between North American Security Life Insurance Company and Connecticut General Life Insurance Company, effective July 1, 1998 (v7) - Previously filed as Exhibit (b)(7)(ii)(B)(ii) to post-effective amendment no. 6 to Form N-4 filed March 1, 1999.

                    (C)(i) Contract of reinsurance in connection with variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract Ven 3 between North American Security Life Insurance Company and Connecticut General Life Insurance Company, effective July 1, 1995 -- Previously filed as Exhibit (b)(7)(ii) to post-effective amendment no. 9 to Form N-4, file number 33-28455 filed March 1, 1996.

                    (C)(ii) Amendment to Contract of reinsurance in connection with variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract Ven 3 between North American Security Life Insurance Company and Connecticut General Life Insurance Company, effective July 1, 1998 - Previously filed as Exhibit (b)(7)(ii)(C)(ii) to post-effective amendment no. 6 to Form N-4 filed March 1, 1999.

                (iii)(A) Contract of reinsurance in connection with the
                         variable annuity contracts being offered - Automatic Reinsurance Agreement between North American Security Life Insurance Company and Swiss Re America, effective August 1, 1995 (v20/21 and 7) -- Previously filed as Exhibit (b)(7)(iii) to post-effective amendment no. 2 to Form N-4, file number 33-76162 filed March 1, 1996.

                     (B) Contract of reinsurance in connection with the variable annuity contracts being offered - Automatic Reinsurance Agreement between North American Security Life Insurance Company and Swiss Re America, effective July 1, 1998 (VEN20/7 Series) - Previously filed as Exhibit
                         (b)(7)(iii)(B) to post-effective amendment no. 6 to Form N-4 filed March 1, 1999.

                     (C) Contract of reinsurance in connection with the variable annuity contracts being offered - Automatic Reinsurance Agreement between North American Security Life Insurance Company and Swiss Re America, effective July 1, 1995, amended July 1, 1998 (v3) - Previously filed as Exhibit (b)(7)(iii)(C) to post-effective amendment no. 6 to Form N-4 filed March 1, 1999.

                    (iv) Contract of reinsurance in connection with the variable annuity contracts being offered - Reinsurance Agreement between North American Security Life Insurance Company and PaineWebber Life Insurance Company, effective December 31, 1994 -- Previously filed as Exhibit
                         (b)(7)(iv) to post-effective amendment no. 2 to Form N-4, file number 33-76162 filed March 1, 1996.

                     (v) Coinsurance Agreement between The Manufacturers Life
                         Insurance Company of North America and Peoples Security Life Insurance Company, effective June 30, 1995 -- Incorporated by reference to Exhibit (10)(iv) to Pre-effective Amendment no. 1 to Form S-1, file number 333-6011, filed January 29, 1997.

                    (vi) Contract of reinsurance in connection with the variable annuity contracts being offered - Form of Reinsurance Agreement between North American Security Life Insurance Company and Merrill Lynch Life Insurance Company effective January 1, 1997 -- Previously filed as Exhibit (b)(7)(v) to post-effective amendment no. 4 to Form N-4 filed February 25, 1998

                   (vii) Coinsurance Agreement between The Manufacturers Life
                         Insurance Company of North America and The
                         Manufacturers Life Insurance Company (USA) -
                         Incorporated by reference to Exhibit 10(ix) to Form 10K, file number 333-6011, filed March 30, 1999 on behalf of The Manufacturers Life Insurance Company of North America.

               (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

                     (i) Form of Remote Service Agreement dated November 1, 1996 between North American Security Life Insurance Company and CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

                    (ii) Amendment to Remote Service Agreement dated April 1,
                         1998 between Manufacturers Life Insurance Company of North America and CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(ii) to post effective amendment no. 9 to Form N-4, file number 33-77878, filed April 28, 2000

               (9)  (A) Opinion of Counsel and consent to its use as to the legality of the securities being registered - TO BE FILED BY AMENDMENT

               (10) Written consent of Ernst & Young LLP, independent auditors -
                    TO BE FILED BY AMENDMENT

               (11) All financial statements omitted from Item 23, Financial
                    Statements - Not Applicable.

               (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- Not Applicable.

               (13) (A) Schedules of computations -- Previously filed as Exhibit
                        (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76162 filed March 1, 1996.


               (14) Financial Data Schedule -- Not Applicable.

               (15) (i)  Power of Attorney - John D. Richardson (Director,
                         North American Security Life Insurance Company) -- Previously filed as Exhibit (15)(iii) to post-effective amendment no. 2 to Form N-4, file number 33-76162 filed April 29, 1997.

                    (ii) Power of Attorney - David W. Libbey, Principal
                         Financial Officer, North American Security Life Insurance Company -- Incorporated by reference to Exhibit (24)(ii) to Form 10Q of The Manufacturers Life Insurance Company of North America filed November 14, 1997.

                   (iii) Power of Attorney - John D. DesPrez III (Director, The
                         Manufacturers Life Insurance Company of North America)
                         - Incorporated by reference to Exhibit (14)(iv) to post-effective amendment no. 1 to Form N-4, file number 333-38081 filed April 19, 1999.

Item 25. Directors and Officers of the Depositor.

OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA


Name and Principal
Business Address            Position with Depositor

John D. DesPrez III**       Director and Chairman of the Board of Directors

James R. Boyle*             Director and President

David W. Libbey*            Director, Vice President, Treasurer & Chief

Marc Costantini*            Vice President, Annuity Product Management

Robert Boyda**              Vice President, Investment Management Services

James D. Gallagher**        Vice President, Secretary and General Counsel

Kevin S. Hill*              Vice President, Business Implementation

Mark S. Rizza*              Vice President Information Services, U.S. Annuities

Jonnie M. Smith*            Vice President, Customer Service and Administration

Jonnie Smith*               Vice President, Customer Service and Administration

J. Brent Wilkinson*         Vice President, E-Business, U.S. Annuities

*500 Boylston Street, Boston, MA 02116
**73 Tremont Street, Boston, MA  02116

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

                         MANULIFE FINANCIAL CORPORATION
                          CORPORATE ORGANIZATION CHART
                             AS OF DECEMBER 31, 2000

                                                                          % OF EQUITY       JURISDICTION OF
AFFILIATE                                                                                    INCORPORATION
MANULIFE FINANCIAL CORPORATION                                             100                CANADA
  The Manufacturers Life Insurance Company                                 100                Canada
    MF Leasing (Canada) Inc.                                               100                Ontario
       1332953 Ontario Inc.                                                100                Ontario
    MLI Resources Inc.                                                     100                Alberta
    Manulife Financial Services Inc.                                       100                Canada
    1293319 Ontario Inc.                                                   100                Ontario
    Enterprise Capital Management Inc.                                      20                Ontario
    Cantay Holdings Inc.                                                   100                Ontario
    994744 Ontario Inc.                                                    100                Ontario
    3426505 Canada Inc.                                                    100                Canada
    Manulife Bank of Canada                                                100                Canada
    Manulife Securities International Ltd.                                 100                Canada
    NAL Resources Limited                                                  100                Alberta
    Manulife International Capital Corporation Limited                     100                Ontario
       Golf Town Canada Inc.                                                59.9              Canada
       VFC Inc.                                                             25                Canada
       1198184 Ontario Limited                                             100                Ontario
       Regional Power Inc.                                                  80                Ontario
         La Regionale Power Port-Cartier Inc.                              100                Canada
         La Regionale Power Angliers Inc.                                  100                Canada
         Addalam Power Corporation(x)                                       50                Philippines
       Luxell Technologies Inc.                                             15.1              Ontario
    FNA Financial Inc.                                                     100                Canada
       NAL Trustco Inc.                                                    100                Ontario
       First North American Insurance Company                              100                Canada
       Elliott & Page Limited                                              100                Ontario
       Seamark Asset Management Ltd.                                        67.86             Canada
       NAL Resources Management Limited                                    100                Canada
    Manucab Ltd.                                                           100                Canada
    Manulife European Holdings (Alberta) Limited                           100                Alberta
       Manulife Hungary Holdings Property Management Limited Liability      99**              Hungary
       Company
    The Manufacturers Investment Corporation                               100                Michigan

Manulife Reinsurance Corporation (U.S.A.)                                  100                Michigan
  Manulife Reinsurance Limited                                             100                Bermuda
    MRL HOLDING, LLC                                                       100                Delaware
  The Manufacturers Life Insurance Company (U.S.A.)                         96.45*            Michigan
    Flex Holding, LLC                                                       22.4              Delaware
        Flex Leasing I, LLC                                                 99.99             Delaware
    Flex Leasing II, LLC                                                    19.6              Delaware
    Ennal, Inc.                                                            100                Ohio

                                                                           % OF EQUITY       JURISDICTION OF
AFFILIATE                                                                                     INCORPORATION
  ESLS Investment Limited, LLC                                                100              Ohio
  Thornhill Leasing Investments, LLC                                           90              Delaware
  The Manufacturers Life Insurance Company of America                         100              Michigan
                       MANULIFE HOLDING CORPORATION                           100              Delaware
      ManEquity, Inc.                                                         100              Colorado
      Manufacturers Adviser Corporation                                       100              Colorado
      Manulife Capital Corporation                                            100              Delaware
         MCC Strategic Management Inc.                                        100              Delaware
         MF Private Capital, Inc.                                             100              Delaware
            MF Private Capital Securities, Inc.                               100              Delaware
            MF Private Capital Ventures, Inc.                                 100              Delaware
            MFPC Insurance Advisors, Inc.                                     100              Delaware
         Manulife Property Management of Washington, D.C., Inc.               100              Wash., D.C.
         ManuLife Service Corporation                                         100              Colorado
         Manulife Leasing Co., LLC                                             80              Delaware
                   DOVER LEASING INVESTMENTS, LLC                              99              Delaware
      Ironside Venture Partners I LLC                                         100              Delaware
         NewRiver Investor Communications Inc.                                 14.67           Delaware
         Knowledge Impact Inc.                                                 13.01           Delaware
         Linx Communications Inc.                                              12.39           Delaware
      Ironside Venture Partners II LLC                                        100              Delaware
      Manulife-Wood Logan Holding Co., Inc.                                   100              Delaware
         Manulife Wood Logan, Inc.                                            100              Connecticut
         The Manufacturers Life Insurance Company of North America            100              Delaware
            Manufacturers Securities Services, LLC                             90@             Delaware
            The Manufacturers Life Insurance Company of New York              100              New York
  Manulife International Investment Management Limited                        100              U.K.
       Manulife International Fund Management Limited                         100              U.K.
  WT(SW) Properties Ltd.                                                      100              U.K.
  Manulife Europe Ruckversicherungs-Aktiengesellschaft                        100              Germany
  MIL Holdings (Bermuda) Limited                                              100              Bermuda
  WorldInsure.com Limited                                                      12.6            Bermuda
  Manulife International Holdings Limited                                     100              Bermuda
      Manulife Provident Funds Trust Company Limited                          100              Hong Kong
      Manulife (International) Limited                                        100              Bermuda
           Manulife-Sinochem Life Insurance Co. Ltd.                           51              China
           The Manufacturers (Pacific Asia) Insurance Company Limited         100              Hong Kong
           Manulife Consultants Limited                                       100              Hong Kong
           Manulife Financial Shareholdings Limited                            50              Hong Kong
           Manulife Financial Management Limited                               50              Hong Kong
           Manulife Financial Group Limited                                    50              Hong Kong
           Manulife Financial Investment Limited                               50              Hong Kong
     Manulife Funds Direct (Barbados) Limited                                 100              Barbados
           P.T. Manulife Aset Manajemen Indonesia                              55              Indonesia
           Manulife Funds Direct (Hong Kong) Limited                          100              Hong Kong

                                                                            % OF EQUITY       JURISDICTION OF
AFFILIATE                                                                                      INCORPORATION

    Manulife Data Services Inc.                                                100              Barbados
    ManuLife (International) Reinsurance Limited                               100              Bermuda
        Manufacturers P&C Limited                                              100              Barbados
        Manufacturers Life Reinsurance Limited                                 100              Barbados
        Manulife Management Services Ltd.                                      100              Barbados
    Chinfon-Manulife Insurance Company Limited                                  60              Vietnam
    Chinfon-Manulife Insurance Company Limited                                  60              Bermuda
    OUB Manulife Pte. Ltd.                                                      50              Singapore
    The Manufacturers Life Insurance Co. (Phils.), Inc.                        100              Philippines
        Manulife Financial Plans, Inc.                                         100              Philippines
    P.T. Asuransi Jiwa Manulife Indonesia                                       91              Indonesia
        P.T. Buanadaya Sarana Informatika                                      100              Indonesia
        P.T. Asuransi Jiwa Arta Mandiri Prima                                  100              Indonesia
    Manulife (Malaysia) SDN.BHD.                                               100              Malaysia
    Manulife (Thailand) Ltd.                                                   100              Thailand
    Manulife Holdings (Hong Kong) Limited                                      100              Hong Kong
    Manulife Financial Systems (Hong Kong) Limited                             100              Hong Kong
    Manulife Century Investments (Alberta) Inc.                                100              Alberta
       Manulife Century Investments (Bermuda) Limited                           87#             Bermuda
            Manulife System Service Kabushiki Kaisha                            90(h)           Japan
            Manulife Century Investments (Luxembourg) S.A.                     100              Luxembourg
            Manulife Century Investments (Netherlands) B.V.                    100              Netherlands
                    Manulife Century Holdings (Netherlands) B.V.               100              Netherlands
                    Daihyaku Manulife Holdings (Bermuda) Limited               100              Bermuda
                    Kyoritsu Confirm Co., Ltd.                                  90.9##          Japan
                    Daihyaku Premium Collection Co., Ltd.                       57(+)           Japan
                    Manulife Century Life Insurance Company                     41.7+/-(-)      Japan
                    Manulife Century Business Company                          100              Japan

(x)  Inactive subsidiaries are noted in italics.

* 3.55% of The Manufacturers Life Insurance Company (USA) is owned by MRL Holding LLC.

** 1% of Manulife Hungary Holdings Property Management Limited Liability Company is owned by The Manufacturers Life Insurance Company.

@ 10% of Manufacturers Securities Services, LLC is owned by The Manufacturers Life Insurance Company of New York. # 13% of Manulife Century Investments (Bermuda) Limited is owned by MLI.

#    13% of Manulife Century Investments (Bermuda) Limited is owned by MLI.

## 9.1% of Kyoritsu Confirm Co., Ltd. is owned by Manulife Century Life Insurance Company


(+) 10% of Daihyaku Premium Collection Co., Ltd. is owned by Manulife Century Life Insurance Company

+/- 8.8% of Manulife Century Life Insurance Company is owned by Daihyaku Manulife Holdings (Bermuda) Limited.

(h) 10% of Manulife System Service Kabushiki Kaisha is owned by Manulife Century Life Insurance Company.

(-) 32.9% of Manulife Century Life Insurance Company is owned by Manulife Century Holdings (Netherlands) B.V.

Item 27.  Number of Contract Owners.

As of March 31, 2000, the following table lists the number of qualified and non-qualified contracts of the series offered hereby outstanding.

             Contract               Qualified            Non-Qualified

               Ven 1                    16                    10

               Ven 3                  2,378                  3,692

               Ven 7                  24,614                32,335

             Ven 20/21                41,710                42,300

Item 28.  Indemnification.

Article 9 of the Articles of Incorporation of the Company provides as follows:

NINTH: A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.


Article XIV of the By-laws of the Company provides as follows:

         Each Director or officer, whether or not then in office, shall be indemnified by the Company against all costs and expenses reasonably incurred by or imposed upon him or her, including legal fees, in connection with or resulting from any claim, action, suit or proceeding, whether civil, criminal or administrative, in which he or she may become involved as a party or otherwise, by reason of his or her being or having been a Director or officer of the Company.

         (1) Indemnity will not be granted to any Director or officer with respect to any claim, action, suit or proceeding which shall be brought against such Director or officer by or in the right of the Company, and

         (2) Indemnification for amounts paid and expenses incurred in settling such action, claim, suit or proceeding, will not be granted, until it shall be determined by a disinterested majority of the Board of Directors or by a majority of any disinterested committee or group of persons to whom the question may be referred by the Board, that said Director or officer did indeed act in good faith and in a manner he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonably cause to believe that his or her conduct was legal, and that the payment of such costs, expenses, penalties or fines is in the interest of the Company, and not contrary to public policy or other provisions of law.

         The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Indemnification shall be made by the corporation upon determination by a disinterested majority of the Board of Directors or of a majority of any disinterested committee or group or persons to whom the question may be referred to by said Board, that the person did indeed act in good faith and in a manner he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonably cause to believe that his or her conduct was legal.

         The foregoing right to indemnity shall not be exclusive of any other rights to which such Director or officer may be entitled as a matter of law.

         The foregoing right to indemnity shall also extend to the estate of any deceased Director or officer with respect to any such claim, action, suit or proceeding in which such Director or officer or his or her estate may become involved by reason of his or her having been a Director or officer of the Company, and subject to the same conditions outlined above.


Section IX, paragraph D of the Promotional Agent Agreement among the Company (referred to therein as "Security Life"), NASL Financial and Wood Logan (referred to therein as "Promotional Agent") provides as follows:

a. NASL Financial and Security Life agree to indemnify and hold harmless Promotional Agent, its officers, directors and employees against any and all losses, claims, damages or liabilities to which they may become subject under the Securities Act of 1933 ("1933 Act"), the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in any registration statement for the Contracts filed pursuant to the 1933 Act or any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by NASL Financial or Security Life pursuant to Section VI, paragraph B of this Agreement.

b. Promotional Agent agrees to indemnify and hold harmless NASL Financial and Security Life, their officers, directors and employees against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any oral or written misrepresentation by Promotional Agent or its officers, directors, employees or agents unless such misrepresentation is contained in any registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by NASL Financial pursuant to Section VI, paragraph B of this Agreement or, (ii) the failure of Promotional Agent or its officers, directors, employees or agents to comply with any applicable provisions of this Agreement.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

a.            Name of Investment Company                Capacity in which acting
              --------------------------                ------------------------

              Manufacturers Investment Trust            Investment Adviser

              The Manufacturers Life Insurance          Principal Underwriter
              Company of North America Separate
              Account A

              The Manufacturers Life Insurance          Principal Underwriter
              Company of North America Separate
              Account B

              The Manufacturers Life Insurance          Principal Underwriter
              Company of New York Separate
              Account A

              The Manufacturers Life Insurance          Principal Underwriter
              Company of New York Separate
              Account B

b. The Manufacturers Life Insurance Company of North America is the managing member of Manufacturers Securities Services, LLC and has sole power to act on behalf of Manufacturers Securities Services, LLC. The officers and directors of The Manufacturers Life Insurance Company of North America are set forth under
Item 25.

c.       None

Item 30.  Location of Accounts and Records.

All books and records are maintained at 500 Boylston Street, Suite 400, Boston, MA 02116-3739 and at 73 Tremont Street, Boston, MA 02108.

Item 31.  Management Services.

None.

Item 32. Undertakings.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

The Manufacturers Life Insurance Company of North America (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Manufacturers Life Insurance Company of North American Separate Account A, has caused this Registration Statement to be signed on its behalf, in the City of Boston, and Commonwealth of Massachusetts on this 18th day of April, 2001.


                                               THE MANUFACTURERS LIFE INSURANCE
                                               COMPANY OF NORTH AMERICA SEPARATE
                                               ACCOUNT A
                                               ---------------------------------
                                                    (Registrant)


                                         By:   THE MANUFACTURERS LIFE INSURANCE
                                               COMPANY OF NORTH AMERICA
                                               ---------------------------------
                                                    (Depositor)


                                         By:   /s/ JAMES R. BOYLE
                                               ---------------------------------
                                               James R. Boyle, President


Attest:

/s/ JAMES D. GALLAGHER
---------------------------
James D. Gallagher, Secretary


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned on the 18th day of April, 2001 in the City of Boston, and Commonwealth of Massachusetts.


                                               THE MANUFACTURERS LIFE INSURANCE
                                               COMPANY OF NORTH AMERICA
                                               ---------------------------------
                                                      (Depositor)



                                            By:  /s/ JAMES R. BOYLE
                                                 -------------------------------
                                                 James R. Boyle, President


Attest:


/s/ JAMES D. GALLAGHER
---------------------------
James D. Gallagher, Secretary

         As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities with the Depositor as indicated on this 18th day of April, 2001.

         SIGNATURE                              TITLE


         *                                   Director and Chairman
          -----------------------------      of the Board
         John D. DesPrez III


         /s/ JAMES R. BOYLE                  Director
         ------------------------------
         James R. Boyle                      (Principal Executive Officer)


         /s/ DAVID W. LIBBEY                 Director, Vice President, Treasurer
         ------------------------------      and Chief Financial Officer
         David W. Libbey                     (Principal Financial Officer)



         *By: /s/ JAMES D. GALLAGHER
         ------------------------------
                  James D. Gallagher
                  Attorney-in-Fact
                  Pursuant to Powers
                  of Attorney

                                  EXHIBIT INDEX

Exhibit No.         Description

99.4 Specimen Flexible Purchase Payment Individual Deferred Combination Fixed and Variable Annuity Contract, Non-Participating